MEMSIC

2008

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33813

MEMSIC, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**04-3457049**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Tech Drive, Suite 325
Andover, MA 01810
Telephone: (978)738-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00001 par value	**The Nasdaq Stock Market, LLC (Nasdaq Global Market)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $39,218,000.

On March 27, 2009, 23,699,425 shares of our common stock were outstanding.

MEMSIC, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

INDEX

PART I

Item 1. *Business*

We provide advanced semiconductor sensor and system solutions based on integrated micro electro-mechanical systems, or MEMS, technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard complementary metal-oxide semiconductor, or CMOS, process. We believe that this approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

Any product that requires the control or measurement of motion is a potential application for accelerometers. For example, in mobile phones, accelerometers enable a variety of value-added functions such as image orientation, gaming control and text scrolling. In automotive applications, accelerometers are being deployed in airbag, electronic stability control, rollover protection, and navigation systems. In consumer applications, accelerometers are used in global positioning systems, video gaming systems and interactive toys. Industrial and medical applications include inclination sensing, earthquake detection and cardiac pacemakers.

We are also capitalizing on our proprietary MEMS technology to develop new types of sensor solutions that will broaden our market opportunities. For example, we recently introduced a new line of MEMS-based magnetic sensors that provide enhanced digital compass capabilities for mobile applications such as cell phones and personal navigation devices. During 2008, we also established our industrial solutions business unit, and acquired technology related to a MEMS-based gas-flow meter for use in industrial applications, which we expect to introduce in late 2009.

We shipped approximately 46 million units from 2004 through 2008. Our products have been used by leading international and China-based manufacturers. We are a pioneer in providing accelerometers to China's fast-growing mobile phone market and are among the leading providers of accelerometers for image projectors, supplying to several Japanese OEMs. Our largest automotive customer is Autoliv Inc., a leading European automotive safety systems supplier.

We manufacture our products utilizing a "semi-fabless" model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to leverage mature semiconductor infrastructure and standard wafer fabrication processes and, in turn, more efficiently manage our capital expenditures. Moreover, we believe that retaining the key MEMS manufacturing process in-house enables us to protect and retain control over our key proprietary technology more effectively and to create a higher barrier to entry.

Founded in March 1999, we are headquartered in Andover, Massachusetts and have engineering and manufacturing facilities in Wuxi, Jiangsu Province, China. We conduct research and development at our facilities in Andover, Wuxi and Chicago, Illinois. Our research and development teams work closely with each other in our product and technology research and development activities. This enables us to access experienced and creative design talent in the United States, while benefiting from competitive engineering and manufacturing costs in China. In addition, our presence in China places us in close proximity to the supply chain for the large Chinese markets for mobile phones and consumer electronics.

We have experienced significant growth since our products were first commercialized in 2001. In 2007, 2006, and 2005, our net sales totaled $25.3 million, $13.1 million and $9.1 million, respectively. The increases in our unit sales volume and sales revenue during this period were primarily attributable to increases in the sale of our products for mobile phone applications and automotive applications. In 2008, however, our net sales have been adversely affected by a number of factors, including a slowdown in the mobile handset market in China, the May 2008 earthquake in China, and more recently, the effects of the current global recession. Our net sales for the period ended December 31, 2008 were $20.1 million. In 2008 and 2007, our net income (loss) totaled ($1.7) million and $6.1 million, respectively. A major contributor to our net loss in 2008 was costs related to our Olympic torch project.

Industry Overview

Sensors are a category of analog semiconductors that measure the strength or presence of a physical property such as voltage, current, temperature, pressure, weight, light, sound or speed. MEMS-based sensors incorporate a micro electro-mechanical system as the active "sensing" function while the integrated analog circuitry provides an electronic interface. As digital semiconductors become more technologically advanced, analog and mixed-signal semiconductor devices that interface with them, such as sensors, must also operate with greater speed, accuracy and efficiency.

Sensors based on MEMS are used for motion, direction and pressure sensing applications. Examples include accelerometers which are used to measure acceleration or gravitational forces, pressure sensors and gyroscopes which are used for sensing rotational motion. The market for MEMS sensors is expected to expand as functions and products enabled by MEMS sensor solutions achieve broader penetration in the mobile phone, consumer, automotive, aerospace, medical and industrial markets. We expect that as MEMS technology advances, it will enable electronic systems to become smaller, faster, more energy-efficient and less expensive.

In the last three years, the mobile phone handset market has accounted for the largest component of our net sales. Although our net sales into this market declined in 2008, we believe that the mobile phone market continues to offer growth opportunities for sales of MEMS sensors, as functionality based on accelerometers increasingly becomes a standard feature of current cell phones. MEMS sensors are also increasingly employed in other consumer applications. Accelerometers have a wide range of applications for consumer electronics, including projectors, laptop computers, personal navigation systems, audio players, digital cameras and gaming controls. Future growth areas in consumer applications for accelerometers may include video game controls and children's toys, where increasingly sophisticated and interactive applications are being incorporated. As technology advances, manufacturers software developers and other solution providers have introduced products integrating accelerometers that enable applications such as picture orientation, gaming control and navigation, as well as a broad range of location-based services. Other potential growth markets for MEMS sensors include aerospace, medical and industrial applications.

The automotive industry is also a major market for our MEMS sensor systems. MEMS sensors have become essential in a variety of automotive applications for improving passenger safety and comfort. They have been employed in airbag deployment systems, which were the first high-volume application for MEMS sensors, rollover detection, electronic stability control, navigation, vehicle security and tire pressure monitoring systems. In rollover detection systems, accelerometers can measure the roll axis of a vehicle, and upon determining that a rollover is imminent, deploy passenger safety devices before the tire is lifted from the ground. Accelerometers are also used to sense under-steer or over-steer in electronic stability control systems which can then apply braking force to wheels and/or reduce excess engine power. Key factors contributing to the increasing use of MEMS sensors in the automotive market include the adoption of heightened safety standards in developing countries such as China and India, increased demand for electronic stability control and rollover safety systems, and growth in the use of navigation systems.

To promote growth of the MEMS sensor market, manufacturers continuously provide more integrated system-level solutions, reduce costs to enable mass-market adoption for consumer applications (generally a more price-sensitive market), deliver products with increased portability for increasingly smaller devices and develop products with greater functionality.

Our Competitive Strengths

Our key competitive strengths include the following:

Proprietary technology enabling superior reliability, functionality and pricing. We have proprietary rights to produce MEMS accelerometers based on a unique thermal technology which has higher shock tolerance, lower failure rate and lower cost relative to alternative mechanical solutions. Our accelerometers can be manufactured on a standard CMOS process with on-chip mixed signal processing, which enables us to enhance reliability and reduces our production cost. This standardized process enables us to easily integrate additional functions or create new sensors for MEMS applications beyond accelerometers and expand into the magnetic, touch and flow sensor markets.

Comprehensive system solutions offering. Our solutions involve the development of a fully-integrated sensor system on a chip, together with the reference designs, algorithms, source code and, in some cases, the application content to facilitate rapid commercial introduction. For example, our new line of magnetic sensors incorporates our Intelligent Heading Correction (IHC) algorithms, which automatically calibrate the device and, compensate for the extraneous magnetic interference, providing high accuracy and promoting ease of use. Integrated Solutions such as this enable our customers to shorten their product development cycle and allow for rapid adoption of our products in new applications.

Leading market position and established customer relationships. We are a pioneer in providing accelerometers to China's large mobile phone market. We are also among the leading sensor providers in a diverse range of other applications such as key-stone screen adjustment sensors for image projectors, supplying to several Japanese OEMs. In addition, our accelerometers are incorporated in rollover protection devices for the automotive market where Autoliv Inc. is a major customer. We have developed close working relationships with our customers and regularly work together with them on new applications development.

Efficient semi-fabless manufacturing model creating higher entry barrier. Our semi-fabless model reduces capital expenditures while retaining manufacturing control over key MEMS-based process steps. We outsource the production of standard CMOS wafers, which we consider to be a commodity, to our foundry service provider, and perform in-house the proprietary post-CMOS MEMS process of building MEMS on top of the standard CMOS wafer. We believe that by performing proprietary manufacturing processes in-house, we create a higher barrier to entry.

Strong technology-driven management team. Our management team has extensive experience in the MEMS and integrated circuit design industry. Our founder and CEO, Dr. Yang Zhao, has been dedicated to the research and development of MEMS sensors since the early 1990's while he was doctoral student at Princeton University, and is named as an inventor on eight patents we own and three of our pending patent applications in the United States. Furthermore, our management team has successfully guided us through our rapid business expansion while maintaining focus on the development and expansion of our core technological capabilities.

Our Strategy

Key elements of our strategy for growth include the following:

Increase penetration of existing markets and customers. We are actively seeking design wins by capitalizing on existing relationships with major OEM customers in the automotive, industrial and business tools markets in China, Taiwan, Japan, Europe and the United States. While we currently provide a limited range of products to our existing customers, we are focused on expanding these relationships to broaden the adoption of our solutions across additional product lines and applications.

Diversify into new sensor and integrated products. We have a strong foundation and the capabilities to diversify into new sensor products, including magnetic, temperature, pressure, gyroscopes and flow sensors. Emerging applications for sensors typically lack incumbent competitors, thereby providing an opportunity for a first-mover to define the dominant application technology. We also believe that there is an opportunity in integrated sensor products, which combine multiple sensing devices onto one chip.

Maintain cost leadership. We intend to maintain our cost advantage by developing new innovative proprietary technologies, focusing on designing products on readily available foundry processes, and leveraging our low-cost manufacturing capabilities in China.

Leverage cross-continental research and development model to strengthen technology platform. We have research and development teams in Andover, Chicago and Wuxi that work closely with each other in our product and technology research and development activities. Our U.S. team is responsible for original research and development activities while our China team focuses on implementing the technology developed by our U.S. team. We believe that this cross-continental research and development model keeps us at the forefront of MEMS accelerometer research while maintaining a competitive cost base.

Engage in selective acquisitions to build new MEMS capabilities. We intend to evaluate and potentially make acquisitions of technologies and businesses that are complementary to our product portfolio, such as our 2008 acquisition of industrial gas-flow meter technology from MEMStron. We believe that there is a large market potential for integrated system-on-chip sensor products which incorporate multiple types of sensors. While we develop our technologies in-house, we are also actively seeking opportunities to acquire or license key technologies from third parties as well. We believe our strong core technology platform will also provide us an advantage in integrating the acquired technologies to create a broader range of sensor solutions products in the market.

Corporate Information

We are a Delaware corporation incorporated in February 1999. Our headquarters are located in Andover, Massachusetts. We have a wholly-owned subsidiary located in Wuxi, Jiangsu Province of China, which was organized as a wholly foreign-owned enterprise under PRC law. Our Andover headquarters are primarily responsible for sales and marketing, finance, and research and development. Our Wuxi subsidiary is primarily responsible for various aspects of manufacturing, including product and manufacturing engineering and quality assurance, as well as application engineering, product development and sales to support the Asia market. In addition, we conduct research and development activities in Chicago, Illinois.

Our principal executive offices are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. Our telephone number is (978) 738-0900 and our website is www.memsic.com. Information contained on our website is not part of this Annual Report on Form 10-K.

Conventions that Apply in this Annual Report on Form 10-K

Unless otherwise indicated, references in this Annual Report on Form 10-K to:

- "U.S. dollars," "$," and "dollars" are to the legal currency of the United States;
- "China" or the "PRC" are to the People's Republic of China, excluding, for the purpose of this Annual Report on Form 10-K only, Hong Kong, Macau and Taiwan; and
- "RMB" and "Renminbi" are to the legal currency of the People's Republic of China.

Unless the context indicates otherwise, "we," "us," "our company," "the Company," "our," and "MEMSIC" refer to MEMSIC, Inc. and its subsidiary.

This Annual Report on Form 10-K contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations from RMB to U.S. dollars were made at the buying rate in effect on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8225 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report on Form 10-K could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See "Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB could negatively impact our result of operations" and "—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively" for discussions of the effects of fluctuating exchange rates and currency control on the value of our common stock. On December 31, 2008, the buying rate was RMB6.8225 to $1.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "might," "would," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K after we file this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Item 1A. *Risk Factors*

Risks Relating to Our Business and Industry

The current global recession and related credit crisis are likely to adversely affect our business, results of operations and financial condition.

The U.S. and other global economies are currently experiencing a recession that has affected all sectors of the economy and that has continued to deepen, resulting in declines in economic growth and consumer confidence, increases in unemployment rates and uncertainty about economic stability. Global credit and financial markets are also experiencing extreme disruptions, including diminished liquidity and credit availability and rapid fluctuations in market valuations. Our business has been affected by these conditions and is likely to be affected by them in the future, and there is no certainty that economic conditions will not deteriorate further. These uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Deteriorating economic conditions may lead consumers and businesses to continue to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In addition, the inability of customers to obtain credit could negatively affect our revenues and our ability to collect receivables. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults and inventory challenges. If the current uncertain economic conditions continue or further deteriorate, we could be required to record charges relating to restructuring costs or the impairment of assets and our business and results of operations could be materially and adversely affected. These trends could have a material adverse impact on our business, our ability to achieve targeted results of operations and our financial condition as a result of, among other things:

- reduced demand for our products, particularly in industries such as the automotive industry that have been severely affected by the global recession;
- increased risk of order cancellations or delays;

- increased pressure on the prices for our products, such as we have already experienced in the handset market in China;
- greater difficulty in collecting accounts receivable; and
- risks to our liquidity, including the possibility that we might not have access to our cash and investments when needed.

We are unable to predict the likely duration and severity of the current global downturn and disruption in credit and financial markets, but the longer the duration the greater the risks we face in operating our business.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in 1999, began to generate revenue in 2001, and first became profitable in 2004. Our limited operating history may not provide a meaningful basis for evaluating our business and prospects. Our net sales and net income grew significantly from 2001 to 2007 but slowed in 2008. Our net sales were $20.1 million in 2008, $25.3 million in 2007 and $13.1 million in 2006. Our net income (loss) were ($1.7) million in 2008, $6.1 million in 2007 and $0.5 million in 2006. We cannot accurately predict the duration or severity of the current adverse economic conditions or their impact on our customers' demand for our products, and as a result, it is difficult for us at this time to reliably forecast our longer-term revenues or results of operations. While we expect our revenues to increase modestly in the first quarter of 2009 based primarily on larger-than-expected orders from handset manufacturers in China, we do not expect to be profitable in the quarter. The outlook beyond the first quarter of 2009 is uncertain. Accordingly, you should not rely on the results of any prior periods as indicative of our future revenue or net income growth or financial results. You should consider our business and prospects in light of the risks and uncertainties experienced by entrepreneurial companies seeking to develop products in a rapidly-changing market. Some of these risks and uncertainties relate to our ability to:

- maintain our sales growth and profit margin;
- preserve our position in the MEMS sensor market;
- manage our expanding operations and product offerings;
- expand manufacturing capacity in time to meet surges in market demand;
- manage our relationships with our service providers and suppliers, including our ability to obtain manufacturing capacity from semiconductor foundries during surges in market demand;
- develop and deliver new products successfully; and
- successfully integrate any future acquisitions.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our common stock will likely decline.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate as a result of a number of factors, many of which are beyond our control. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net sales and profit margin may be significantly different from our historical amounts, and in future periods may fall below expectations. In particular, our gross margins declined significantly in 2008, and could continue to decline. These and other risks described in this "Risk Factors" section, including the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

- the loss of one or more of our key customers;

- the cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in our customers' end demand;
- changes in the price we charge for our products or our pricing strategies, which may be impacted by economic conditions or the pricing strategies of our competitors;
- the cyclicality of the semiconductor industry and seasonality in sales of products into which our products are incorporated;
- seasonal fluctuations of some of our product application markets as well as geographical markets; and
- the length of the product development cycle for our new products.

In addition, we plan our operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. We have recently implemented cost reduction measures to reduce our operating expenses. However, if revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our common stock will likely decline.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

In the semiconductor industry, the average selling price of a product typically declines significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce our products' average selling prices over the life of any particular product in the future. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. A decline in average selling prices can harm our gross margins. For example, our gross margins have declined from 65.1% in 2007 to 47.9% in 2008, primarily as a result of decreasing unit prices in response to competitive pressures in the mobile handset market. Our financial results will suffer if we are unable to offset reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or future competitors. If we do not compete successfully, our market share and revenue may decline. We and our distributors currently sell substantially all of our accelerometer products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. We face competition primarily from traditional capacitive/piezoresistive-based accelerometer manufacturers. Most of our current competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future market trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate accelerometer functionality into other products that we do not sell. These factors may make it difficult for us to gain or maintain market share.

Our ability to grow depends on our ability to secure and maintain relationships with OEM and ODM customers. If we cannot continue to achieve design wins, if our design wins do not result in large volume orders, or if we fail to meet an OEM's development and service demands, our ability to grow will be limited.

Our ability to grow depends on our ability to continue to achieve design wins with OEMs and ODMs to whom we sell either directly or through our distributors. In order to achieve a design win, where our product is incorporated into an OEM's or ODM's product design, we may often need to make modifications to our products or develop new products that involve significant technological challenges. We may also incur significant product development costs by participating in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win.

Furthermore, a design win is not a binding commitment to purchase our products and may not result in large volume orders of our products. Rather, it is a decision by an OEM or ODM to use our products in the design process of that OEM's or ODM's products. OEMs and ODMs can choose at any time to stop using our products in their designs or product development efforts. Moreover, even if our products were chosen to be incorporated into an OEM's or ODM's products, our ability to generate significant revenues from that OEM or ODM will depend on the commercial success of their products. Thus, a design win may not necessarily generate significant revenues if our customers' products are not commercially successful.

In addition, OEMs and ODMs place considerable pressure on us to meet their tight development schedules. These customers also often require extensive and localized customer support. As a result, we may be required to significantly expand our customer support organization. Devoting a substantial amount of our limited resources to one or more of these customer relationships could result in opportunity costs which detract or delay us from completing other important product development projects for our other existing customers, which could in turn impair our relationships with existing customers and negatively impact sales of the products under development.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs. Our customers may cancel or reschedule purchase orders. Our customers' purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by our foundry providers for wafer production is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our foundry providers to start wafer production based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue until our products are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated sales. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers' purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products, or if purchase orders are cancelled or shipments are delayed, we may be left with excess inventory that we cannot sell. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage our customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

The length of our sales cycle is unpredictable, which makes it difficult for us to forecast revenue and may increase the volatility of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. We typically need to obtain a design win to receive purchase orders. In some cases, due to the rapid growth of new product applications and technologies, this process can be time-consuming and requires substantial investment of our time and resources. In addition, our OEM and ODM customers may require significant time to test, evaluate and design our products into their products. Following a design win, OEMs and ODMs may need several months to begin large-volume production of the products that incorporate our products. Many factors beyond our control could affect the length of the sales cycle of our products. The uncertainties on the sales cycle length makes it difficult for us to forecast our revenue and may increase the volatility of our operating results.

We depend and expect to continue to depend on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

For 2008, each of five customers accounted for 10% or more of our net sales, consisting of four distributors that accounted in aggregate for 57.8% of our net sales, and an OEM as to 21.0% of our net sales. For 2007, each of two customers accounted for 10% or more of our net sales, consisting of one distributor as to 55.3% and an OEM as to 16.3%. If a large distributor or other customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. In addition, we face credit risks on some of our significant customers that are smaller companies. If those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be materially and adversely affected.

Our success depends upon our customers' ability to successfully sell their products.

The success of our products depends, in significant part, on the success of our customers' products that incorporate our products. Most of our net sales in 2007 and 2008 were attributable to accelerometer products that were incorporated into products such as mobile phones, projectors and automobile parts. If any of our customers are unsuccessful in their sales, whether due to lack of market acceptance of their products, general industry slowdown, changes in the product supply chain or otherwise, our sales could be adversely affected. We are not certain whether these customers will be able to achieve success in their business or whether they will remain competitive in their business even if initially successful.

We rely principally on one third-party foundry to manufacture wafers, which are significant components in our manufacturing process. If we are unable to secure sufficient supply of wafers, or if the wafers supplied to us do not meet our quality standards, we may be unable to ship finished products and our customer relationships may be damaged.

We currently rely on one foundry service provider to manufacture wafers used in our accelerometer products. We also entered into agreements in 2006 with two additional foundry service providers to supply wafers used for magnetic sensors.

Because we outsource our wafer production, which is a critical part of our manufacturing process, we face several significant risks, including:

- lack of manufacturing capacity at these foundries;
- limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and
- the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of these foundries to provide us with wafers is limited by their available capacity. We do not have a guaranteed level of production capacity with our principal foundry and it is difficult to accurately forecast our capacity needs. Furthermore, we do not have a long-term agreement with this foundry and we place our orders on a purchase order basis. As a result, if it raises its prices or is not able to meet our required capacity for any reason, including shortages or delays in shipment of semiconductor equipment or materials it uses to manufacture our wafers, or if our business relationship with our principal foundry deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

Furthermore, our principal foundry can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. Many of its customers are larger than we are and may have long-term agreements with the foundry and may receive preferential treatment from it in terms of capacity allocation. Reallocation of capacity by the foundry to its other customers could impair our ability to secure the supply of wafers that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we underestimate our needs for foundry capacity, our foundry may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

Our key foundry service provider maintains facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

Currently, all of the wafers used in our accelerometers are manufactured by a foundry in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, this foundry is subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu. The occurrence of any of the foregoing could disrupt the foundry's operations, resulting in significant disruption or delays in deliveries of raw materials for our operations. As a result, our business operations could be significantly disrupted and deliveries of our products could be delayed.

Our products are complex and defects in our products could result in a loss of customers, damage to our reputation, decreased revenue, unexpected expenses, loss of market share and warranty and product liability claims.

Our products are complex and must meet our customers' stringent quality requirements. Such complex products may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customer rejection of our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a limited number of suppliers and it is difficult for us to redesign our products to incorporate components, materials or software from alternative suppliers. For example, we obtain the ceramic packaging materials that we use on our accelerometer products from only two suppliers. In addition, we purchase rights to media content developed for our accelerometer products sold to our mobile phone end-customers. If any of our suppliers terminates its relationship with us, or is unable to deliver components, materials or software in accordance with our requirements, we may not be able to find alternative sources on favorable terms on short notice. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our founder, Chief Executive Officer and director, Dr. Yang Zhao, was and remains central to the development and advancement of the thermal MEMS technology on which our accelerometer products have been designed and developed. In addition, our engineers and other technical personnel are critical to our future technological and product innovations. We have experienced significant turnover among our senior executive personnel since our initial public offering, including our termination in January 2009 of our Vice President of Engineering and the resignations of our Vice President of Marketing and Business Development in December 2008, of our Chief Financial Officer in June 2008 and of our Vice President and General Manager in January 2008. If Dr. Zhao or any of our two other executive officers were to resign or otherwise leave our employment, we might not be able to replace them easily or at all, and our business could be disrupted and our financial condition and results of operations could be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Although we maintain a "key person" life insurance policy on Dr. Zhao, we do not maintain such insurance for any of our other employees. We may incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects.

If we are unable to effectively manage changes in our rate of growth and address related financial, operational and systems requirements, our business and operating results could be harmed.

We have until recently experienced a period of growth and expansion that has required us to expand our operational, engineering and financial systems, procedures and controls and to improve our information technology, accounting and other internal management systems. This effort requires substantial managerial and financial resources, and is not yet completed. We believe that as a result of the current global economic downturn, we may encounter a period of low or even negative growth in which we will be required to carefully control our costs and expenses in order to minimize the impact of lower revenues on our results of operations. We may be unable to achieve sufficient cost savings through these initiatives to achieve this objective. To the extent that such measures impair or delay our new product development activities, they could adversely affect our competitiveness. Additionally, these expense control measures could adversely affect our ability to continue to make necessary improvements to our operational, financial and management information systems. We have recently experienced significant turnover among our senior executive personnel. Our recently instituted expense reduction measures have also included headcount reductions, particularly in our sales and marketing and general and administrative staffs. These changes have to some extent contributed, and may in the future contribute, to the challenge of effectively managing our changing operations. If we are unable to manage our changing rate of growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our business in this rapidly changing environment, we believe we must effectively:

- hire, train, integrate and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;
- implement additional, and improve existing, administrative and operational systems, procedures and controls;
- expand our finance and accounting team, which includes hiring additional personnel with U.S. GAAP and internal control expertise;
- continue to expand and upgrade our design and product development capabilities; and
- manage our relationships with semiconductor manufacturing service providers, customers, suppliers and other third parties.

Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities, and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to manage our growth effectively in the future.

Assertions by third parties of infringement by us of their intellectual property rights could disrupt our business, result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may receive claims from various industry participants alleging infringement of patents, trade secrets and/or other intellectual property rights in the future. Any lawsuit or administrative proceedings resulting from such allegations could subject us to significant liability for damages and invalidate our existing intellectual property rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation or administrative proceedings also could force us to do one or more of the following:

- stop selling products that have used technology or manufacturing processes containing the allegedly infringing intellectual property;
- pay damages to the party claiming infringement;
- attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and
- attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have agreed to defend certain of our distributors against any claims by third parties of infringement of intellectual property rights and to indemnify them for all costs and damages arising from such claims. Any intellectual property dispute could have a material adverse effect on our business, operating results or financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We design our accelerometer and non-accelerometer products in-house and rely on a combination of patents, trademarks and employee and third-party nondisclosure agreements to protect our intellectual property.

As of December 31, 2008, we owned seven patents and had thirteen pending patent applications in the United States, and owned two patents and had twenty-four pending patent applications and assignment in China. As of that date, we also had one issued patent and six pending patent applications in Japan, five pending patent applications in Germany and two pending patent applications filed with the European Patent Office. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others may independently develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Our failure to protect our intellectual property effectively could harm our business, prospects and reputation.

Some of our key technologies and know-how are licensed from third parties, including a competing company, and the termination of any of the licenses will materially and adversely affect our business.

Our business relies on our ability to use, develop and otherwise exploit our accelerometer-related technologies and know-how. Some of our key technologies and know-how were acquired by us from Analog Devices through licensing arrangements as part of its investment in our company in 1999. All these licensing arrangements may be terminated upon the occurrence of certain events. In particular,

- Analog Devices assigned to us its license from Canada's Simon Fraser University, or SFU, on our core thermal accelerometer technology. SFU is entitled to terminate our license upon the occurrence of one of a number of events, including our failure to timely provide financial records. In addition, the license is terminated automatically upon the occurrence of insolvency, bankruptcy or other similar events.

- Analog Devices granted us an exclusive, perpetual license to its thermal accelerometer technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products and agreed not to use such technology rights to make or sell thermal accelerometer products itself. Analog Devices is entitled to terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

- Analog Devices granted us a non-exclusive license to certain of its testing, wafer sawing and wafer level capping and chip-level packaging technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products. Analog Devices may terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

Under our license with SFU, SFU is entitled to continue to use the licensed technology existing at the time of the license agreement, which was entered into in March 1999, as well as any related technology it develops thereafter without our support. Although we understand that SFU has not developed commercialized products based on its patented accelerometer technology to date, we cannot assure you that it will not do so in the future.

If SFU seeks to develop commercialized products based on the accelerometer technology, it may deem us as a competitor and seek to terminate or limit the scope of our license, and as a result, our business, operations, financial condition and results of operation may be materially and adversely affected.

Our company has a significant relationship with Analog Devices. Dr. Yang Zhao, our founder and CEO, was a key member of Analog Devices' MEMS division for a number of years and we received our initial funding and technologies from Analog Devices. However, we also consider Analog Devices a significant competitor in our industry. If Analog Devices seeks to terminate, limit the scope of, or increase the fees of, any of our licenses granted or assigned by them, our business, operations, financial condition and results of operation may be materially and adversely affected.

The loss of the services of our independent packaging service provider could disrupt our shipments, harm our customer relationships and reduce our sales.

We outsource a portion of our product packaging process to a third-party packaging service provider. As a result, we do not directly control our product delivery schedules, packaging costs or quality assurance and control for products subject to third-party packaging process. If our packaging service provider experiences capacity constraints or disruption or financial difficulties, raises its prices, suffers any damage to its facilities, or terminates its relationship with us, and we have insufficient capacity in-house, we may have to seek alternative packaging services which may not be available on commercially reasonable terms, or at all. Moreover, we may be exposed to risks associated with qualifying new service providers. Because it may take us an extended amount of time to qualify third-party packaging service providers, we could experience delays in product shipments if we are required to find alternative service providers for our products on short notice. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive when worldwide economic growth resumes.

Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers and in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During times of significant demand for this type of equipment, lead times for delivery can be significant. Shortages of equipment could result in an increase in their prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers' orders, which could negatively impact our financial condition and results of operations.

Our expansion plans require substantial capital expenditures and are subject to a number of uncertainties, and our failure to complete these plans would have a material adverse effect on our ability to achieve future growth.

Our future success depends on our ability to significantly increase our manufacturing capacity and research and development capabilities.

We are engaged in constructing two new buildings adjacent to our current facility in Wuxi, China. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Construction on the new facility is expected to be completed in two phases. Phase one includes the structural construction of the two new buildings and furnishing and fitting out the office building. Phase two includes the furnishing and equipment of the manufacturing facility. The structural construction portion of phase one is expected to be completed at the end of the second quarter of 2009. As part of our expense reduction program, we have temporarily deferred the process of furnishing and fitting out the office building, pending more favorable economic conditions. Total capital expenditure of phase one construction is estimated to be $7.9 million, of which we have already expended $4.2 million.

There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future facilities in accordance with our plans. These include:

- failure to raise sufficient funds to build, and maintain adequate working capital to operate, new facilities;
- failure to timely obtain environmental and other regulatory approvals, permits or licenses;
- shortages and late delivery of building materials and manufacturing equipment;
- seasonal factors, such as a long and intensive wet season that limits construction; and
- technological, capacity or other changes to our plans for new facilities necessitated by changes in market conditions.

If we are unable to establish or successfully operate additional manufacturing capacity or increase our research and development capabilities, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing stockholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

- problems integrating the acquired operations, technologies or products into our existing business and products;
- diversion of management's time and attention from our core business;
- adverse effects on existing business relationships with customers;
- need for financial resources above our planned investment levels;
- failures in realizing anticipated synergies;
- difficulties in retaining business relationships with suppliers and customers of the acquired company;
- risks associated with entering markets in which we lack experience;
- potential loss of key employees of the acquired company;
- potential write-offs of acquired assets; and
- potential expenses related to the amortization of intangible assets.

Our failure to address these risks may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we issue new equity securities to pay for acquisitions, our stockholders may experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Our product liability and business disruption insurance may not be sufficient.

A significant portion of our sales derive from automotive safety applications which may expose us to significant product liability claims. We maintain business disruption insurance and general liability insurance which includes product liability coverage in amounts we believe to be appropriate for our operations. However, we cannot assure you that this amount is sufficient to cover all potential claims or losses and damages we may suffer. Any product liability or warranty claim, litigation, natural disaster or other forms of business disruption may result in our incurring substantial costs and in a diversion of resources.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and suspension of our business operations.

Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gases and other industrial wastes and we are required to comply with China's national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

We may need additional capital, and the sale of additional common stock or other equity securities could result in dilution to you.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from our recent initial offering will be sufficient to meet our anticipated cash needs for the near future. However, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities that may be convertible to equity securities. The sale of additional equity securities or debt securities that may be convertible to equity securities could result in dilution to you. Furthermore, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

We are likely to be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products, which may occur as of, or independently from, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry is currently experiencing such a downturn. Prolongation or worsening of the current downturn, or the occurrence of any future downturn may reduce our revenues and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity. Failure to gain access to foundry, assembly and testing capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

The illiquidity of the auction rate securities we hold could adversely affect our financial condition, and if a further write-down of the value of these securities were to become necessary, it would adversely affect our results of operations

As of December 31, 2008, our investments included $5.6 million of auction rate securities. Auction rate securities are generally long-term fixed income instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, typically every 7, 28, 35 or 49 days. These investments have high credit quality ratings of at least AAA/Aaa. Due to liquidity issues that have recently been experienced in global credit and capital markets, certain of the auction rate securities we hold have failed at auction, meaning that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities we hold continue to pay interest in accordance with their stated terms. However, the failed auctions create uncertainty as to the liquidity and ultimately the fair value of these securities. Based on our expected operating cash flows, and our other sources of cash, we do not expect the potential lack of liquidity in these investments to affect our ability to execute our current business plan in the near term. However, the principal represented by these investments will not be accessible to us until one of the following occurs: a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured. There can be no assurance that we would be able in the near term to liquidate these securities on favorable terms, or at all, and if we should require access to these funds sooner than we currently expect, our inability to sell these auction rate securities could adversely affect our liquidity and our financial flexibility.

Historically, given the liquidity created by the auction process, auction rate securities have been classified as short-term investments, included in current assets. However, due to uncertainty as to the liquidity in the near term of these securities, we have classified the auction rate securities we held at December 31, 2008 as long-term investments. We also determined that a temporary unrealized impairment in the value of these securities existed as of December 31, 2008, and we therefore have reduced the carrying value of these securities from $5.8 million to $5.6 million at December 31, 2008. Based on our expected cash flows and other sources of cash, we intend to hold these auction rate securities for the foreseeable future, if necessary.

If the credit and capital markets deteriorate further, the credit ratings of the issuers or the insurers of the auction rate securities are downgraded or the collateral underlying the securities deteriorates or other events occur that would affect the fair value of these auction rate securities, it is possible that we might conclude that some or all of them have sustained an other-than-temporary impairment in value, such that we would be required under GAAP to further write down their carrying value. Any such write-down could result in a charge against our earnings in the period in which the impairment is recognized, which could be material.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

All of our manufacturing operations are located in China and a significant portion of devices incorporating our products are ultimately sold to end users in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China's economy is in transition from a planned economy to a more market-oriented economy and differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, level of capital reinvestment, access to financing, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development. Although we believe that such policies have had a positive effect on the economic development of

China, we cannot predict the future direction of those policies or the effects those policies may have on our business or results of operations. In addition, since 2003, the PRC government has implemented a number of measures, such as raising surplus deposit reserve ratios and lending interest rates, in order to slow down the growth of certain sectors of China's economy. These actions, as well as future actions and policies of the Chinese government, could materially affect our liquidity and access to bank financing. Furthermore, changes to the policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Because our business depends in part on the continued growth of the Chinese economy, any slowdown of such growth could have a material adverse effect on our business and operating results.

Our business is significantly dependent upon the economy and the business environment in China. In particular, we expect to continue to rely significantly on the growing demand in China for devices incorporating our products, which in turn may be dependent on the continuing growth of the Chinese economy. The Chinese economy experienced some deflation a few years ago, and there can be no assurance that the growth of the Chinese economy will be steady or that any slowdown of the Chinese economy will not have a material adverse effect on our business and operating results.

China's legal system is characterized by uncertainty that could negatively impact our business and results of operations.

We conduct all of our manufacturing operations at our Wuxi subsidiary, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.

The PRC legal system is based on written statutes. The interpretation and enforcement of these laws and regulations involve uncertainties in that (i) the laws and regulations are relatively new, (ii) only limited volumes of court decisions are published, (iii) prior court decisions may be only cited for reference but have limited precedential value, and (iv) interpretation of statutes and regulations may also be subject to new government policies reflecting domestic political, economic or social changes. Such uncertainties may limit the legal protections available to us.

The enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic as well. It may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction.

The relative inexperience of China's judiciary in many types of cases creates additional uncertainty as to the outcome of any litigation. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation.

Our activities in China may be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our recent initial public offering under a recently adopted PRC regulation; failure to have obtained this approval in connection with our recent offering could have a material adverse effect on our business, operating results, reputation and trading price of our common stock; the regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on a non-PRC stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval may not be applicable to us in the context of our recent initial public offering because we established our PRC subsidiary through direct investment by non-PRC persons rather than by merger or acquisition of PRC domestic companies, and we did not seek CSRC approval for our initial public offering. However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies determine that we should have obtained the CSRC's approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

The PRC government or its local agencies or bureaus provides preferential tax treatment, in the form of reduced tax rates or tax holidays, to certain qualified enterprises. Our wholly-owned PRC subsidiary in Wuxi, as a PRC high-technology company operating in a designated high-tech development zone, benefits from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%, and is exempt from enterprise income tax for two years from 2007, the year in which our Wuxi subsidiary first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years.

Moreover, under current PRC laws and regulations, no tax is required to be withheld by our Wuxi subsidiary with respect to any dividend payments made by it to us, as its stockholder, and no PRC tax is payable by us on the dividends received from our Wuxi subsidiary provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of such FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions. In addition, we have also benefited from rebates of value-added tax for our export products.

The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations. On March 16, 2007, the National People's Congress, the PRC legislature, approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within the transition period in accordance with implementing rules to be issued by the State Council. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with regulations to be issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the income tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as "high-technology companies especially supported by the PRC government" will benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there are a number of requirements for a company to qualify as a "high-technology company especially supported by the PRC government," including those relating to business scope. There can be no assurances that our Wuxi subsidiary will qualify as a high-technology company supported by the PRC government or if it does qualify, that it will continue to do so in the future and continue to benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective income tax rate may increase, unless we are otherwise eligible for preferential treatment.

In addition, according to the Enterprise Income Tax Law and its implementation rules, effective January 1, 2008, any dividends payable to us by our Wuxi subsidiary will be subject to the PRC withholding tax at the rate of 10%. Currently, any such dividends are not subject to any PRC withholding tax. Although our Wuxi subsidiary has not paid any dividends to us historically, if our Wuxi subsidiary pays any dividends to us in the future, our consolidated results of operations and the amount of dividends we pay to our stockholders may be adversely affected.

The new tax law provides only a framework of the enterprise tax provisions. Even with the promulgation of its implementation rules, the new tax law still leaves many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we pay to our non-PRC stockholders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose "de facto management body" is located in the PRC are treated as resident enterprises for PRC tax purposes. Although the implementation rules of the Enterprise Income Tax Law provides a definition of "de facto management body", such definition has not been tested and there remains uncertainty as to which situations a non-PRC enterprise's "de facto management body" is considered to be located in the PRC. Some members of our management team are currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, and any dividend payable by us to our non-PRC corporate stockholders will also be subject to a PRC withholding tax at the rate of 10%. If we are required under the new tax law to withhold income tax on dividends we pay to our non-PRC corporate stockholders, the amount of dividends we are able to pay may be materially and adversely affected.

The intercompany transactions between us and our Wuxi subsidiary may be subject to scrutiny by the United States and the PRC tax authorities, and there may be material and adverse tax consequences if the United States or the PRC tax authorities determine that these transactions were not entered into on an arm's length basis.

Our Wuxi subsidiary, Memsic Semiconductor (Wuxi) Co., Ltd., or Memsic Wuxi, is a PRC company. Our Wuxi subsidiary generally purchases manufacturing components from third parties but purchases a small amount of manufacturing components from our U.S. headquarters at cost. We purchase all of the MEMS sensors our Wuxi subsidiary produces.

We could face material and adverse tax consequences if the United States or the PRC tax authorities determine that the transactions between us and our Wuxi subsidiary were not entered into on an arm's length basis and they may adjust our income and expenses for United States or PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recognized by our Wuxi subsidiary, or an increase, for the U.S. tax purposes, of income recognized by us on a consolidated basis, which could increase our overall tax liability and adversely affect our results of operations.

Our Wuxi subsidiary is subject to restrictions on paying dividends or making other distributions to us.

We may rely on dividends paid by our Wuxi subsidiary for our cash needs, including the funds necessary to pay any dividends or other cash distributions to our stockholders, service any debt we may incur and pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our Wuxi subsidiary is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year, if any, to fund certain reserve funds. These reserve funds are not distributable as cash dividends. Memsic Wuxi currently does not have any reserve funds as of December 31, 2008 and will establish a reserve fund commencing in 2009, to the extent that it is profitable in 2009. If our Wuxi subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our Wuxi subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our Wuxi subsidiary, our liquidity, financial condition and ability to make dividend distribution to our stockholders will be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of Renminbi, or RMB, into foreign currencies and, in certain cases, the remittance of currency out of China. Because all or substantially all of our net sales are denominated in U.S. dollars, but a significant portion of our expenses are denominated in RMB, any restrictions on currency exchange may limit our ability to use cash from sales generated in U.S. dollars to fund our business activities in China. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under the capital account of our Wuxi subsidiary, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on foreign exchange transactions in the future.

Fluctuations in the value of RMB could negatively impact our result of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions inside and outside of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 17.6% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy. In the long term, the RMB may appreciate or depreciate significantly in value against the U.S. dollar, depending on the fluctuation of the basket of currencies against which it is currently valued, or whether it is permitted to enter into a full float.

Our reporting currency is the U.S. dollar and all of our sales and liabilities are denominated in U.S. dollars. Approximately one third of our operating expenses and a majority of our assets are denominated in RMB. Accordingly, as a result of China's 2005 currency policy, our operating expenses, in U.S. dollar equivalents, increased and our operating margins and net income were adversely affected. In addition, the value of our assets, in U.S. dollar equivalents, decreased. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our stockholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect stockholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment or capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Although our PRC counsel has advised us that these SAFE regulations are not applicable to us or our stockholders, we cannot assure you that SAFE will agree with our position. If SAFE disagrees with us, and if any of our PRC stockholders fails to make in a timely manner the required SAFE registration or file or update the registration, our Wuxi subsidiary may be prohibited from distributing its profits and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our Wuxi subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

The failure or inability of our PRC resident stockholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions. In addition, because it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule as a result of our recent initial public offering. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

A number of our PRC employees exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether these PRC employees are required to complete their SAFE registration, and it is uncertain as to how the government authorities will interpret the Stock Option Rule, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contribution or loans to our Wuxi subsidiary.

Any capital contributions or loans, that we, as an offshore entity, make to our Wuxi subsidiary, are subject to PRC regulations. For example, any of our loans to our Wuxi subsidiary cannot exceed the difference between the total amount of investment that our Wuxi subsidiary is approved to make under relevant PRC laws and the registered capital of our Wuxi subsidiary, and any such loans must be registered with the local branch of the SAFE as a procedural matter. In addition, our additional capital contributions to our Wuxi subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contribution or provide loans to our Wuxi subsidiary or to fund its operations may be adversely affected, which could harm our Wuxi subsidiary's liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. We are obligated to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus, we have not withheld and paid the individual income tax for the option exercises. We cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions, such as fines, on us.

Any recurrence of Severe Acute Respiratory Syndrome, or SARS, an outbreak of contagious diseases, such as avian influenza, could negatively impact our business and results of operations.

An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. A recurrence of SARS in Southeast Asia could also have similar adverse effects. Since a substantial part of our operations and a substantial number of our customers and suppliers are currently based in Asia (mainly the PRC, Taiwan and Japan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to Ownership of Our Securities

The market price for our common stock may be volatile.

There has been a history of significant volatility in the market prices of securities of technology companies. Since our initial public offering in December 2007, the market price for our common stock has ranged from a high of $11.00 to a low of $1.28 per share. The market price of our common stock may continue to be volatile and subject to wide fluctuations, in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results;
- changes in financial estimates by securities research analysts;
- conditions in the semiconductors industry;
- changes in the economic performance or market valuations of other companies in the semiconductors industry;
- announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
- addition or departure of key personnel;
- fluctuations of exchange rates between the RMB and the U.S. dollar;
- intellectual property litigation;
- release of lock-up or other transfer restrictions on our outstanding shares or sales of additional shares; and

- general economic or political conditions in Asia, particularly China, the United States and Europe.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock upon listing may be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our common stock or trading volume to decline.

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

Our charter documents contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- require a staggered board of directors making it more difficult for stockholders to replace a majority of our directors;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- provide that a special meeting of stockholders may be called only by the president, the chief executive officer or the board of directors acting pursuant to a resolution adopted by the board; and
- establish advance notice requirements for nominations for election to our board by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choice and cause us to take corporate actions with which you may disagree.

Our corporate actions are substantially controlled by our principal stockholders and affiliated entities.

As of March 27, 2009, individuals and entities whom we consider to be our affiliates beneficially owned approximately 33.8% of our outstanding shares of common stock. These included Dr. Yang Zhao, our president and chief executive officer, who beneficially owned 7.8% of our outstanding shares of common stock. These stockholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering. In cases where their interests are aligned and they vote together, these stockholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and will require, beginning with the 2009 audit period, a report by our independent auditors that both addresses management's assessments and provides for the independent auditor's assessment of the effectiveness of our internal controls. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal controls will also involve significant costs and can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results, could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

It may be difficult to enforce judgments against us in U.S. courts.

Although we are a Delaware corporation, our manufacturing subsidiary and approximately 38.6% of our assets were located outside of the United States as of December 31, 2008. As a result, you may not be able to enforce against us in U.S. courts judgments based on the civil liability provisions of U.S. federal securities laws. It is unclear if original actions of civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States. It is equally unclear if judgments entered by U.S. courts based on the civil liability provisions of U.S. federal securities laws are enforceable in courts outside the United States. Any enforcement action in a court outside the United States will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 2. ***Properties.***

Our corporate headquarters are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. In addition, we also have an office in Chicago, Illinois. Our Andover headquarter is responsible for sales and marketing, financing, and research and development, while the Chicago office is also responsible for research and development. In addition, we have sales offices in Shanghai and Shenzhen, China; Taipei, Taiwan; and Tokyo, Japan. We lease these premises from unrelated third parties. The lease contract on our corporate headquarters in Andover expires in June 2013.

Our current manufacturing facility and our new facility under construction are located on a parcel of land of approximately 35,000 square meters in Wuxi, Jiangsu Province of China. We purchased the land use rights to the land in 2003. Our current manufacturing facility is housed in a building that comprises a production area of approximately 3,400 square meters and an office area of approximately 1,300 square meters. The current facility is responsible for manufacturing, product engineering, manufacturing engineering, quality assurance, packaging and testing as well as application engineering.

In addition, we have begun construction of two new buildings adjacent to our current facility since December 2007. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Construction on the new facility is expected to be completed in two phases. Phase one includes the structural construction of the two new buildings and furnishing and fitting out the office building. Phase two includes the furnishing and equipment of the manufacturing facility. The structural construction portion of phase one is expected to be completed at the end of the second quarter of 2009. As part of our expense reduction program, we have temporarily deferred the process of furnishing and fitting out the office building, pending more favorable economic conditions. Total capital expenditure of phase one construction is estimated to be $7.9 million, of which we have already expended $4.2 million.

Item 3. *Legal Proceedings.*

We are not involved in any litigation or other legal matters which, if decided adversely against us, could reasonably be expected to have a material adverse impact on our business or operations. However, many participants in our industry have significant intellectual property rights and have demonstrated a willingness to instigate litigation based on allegations of infringement. We cannot assure you that we will not receive notices of intellectual property right infringements in the future.

Item 4. *Submission of Matters to a Vote of Security Holders.*

Our stockholders adopted the following proposals at our Special Meeting in Lieu of Annual Meeting of Stockholders held on December 19, 2008:

	For	Withhold	
1. To elect the following to the board of directors to serve for three-year terms as Class I directors:			
Lawrence A. Kaufman	12,189,698	2,668,405	
David Yang	12,189,704	2,668,399	
	For	**Against**	**Abstain**
2. To ratify the selection of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2008:	14,800,391	56,712	1,000

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The following table sets forth the high and low reported sales prices of our common stock for the period indicated as reported by the Nasdaq Global Market.

	High	Low
Year ended December 31, 2008		
Quarter ended March 31, 2008	$10.20	$5.26
Quarter ended June 30, 2008	$ 8.20	$2.96
Quarter ended September 30, 2008	$ 3.15	$2.07
Quarter ended December 31, 2008	$ 2.19	$1.50

On March 27, 2009, the last reported sale price on the Nasdaq Global Market for our common stock was $2.00 per share. On March 27, 2009, there were approximately 37 holders of record of our common stock. This number does not include stockholders for whom our shares were held in "nominee" or "street" name.

We currently intend to retain future earnings, if any, to finance our growth. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions in financing agreements and plans for expansion.

The net proceeds to us of our initial public offering in 2007, including the net proceeds from exercise of the underwriters' over-allotment option to purchase common stock, were approximately $60.2 million. Through December 31, 2008, we have applied approximately $2.2 million of the net proceeds to fund capital expenditures for the expansion of our manufacturing facility in Wuxi and $4.2 million to the construction of two new buildings adjacent to that facility. We invested the balance of $53.8 million of the net proceeds from our initial public offering in money market funds and auction rate securities, pending other uses.

In May 2008, we issued 95,000 shares of our common stock, as partial payment of the purchase price of certain assets and technology related to industrial gas-flow meters, in a private placement exempt from registration under Section 4(2) of the Securities Act.

Issuer Purchases of Equity Securities

In November 2008, our Board of Directors authorized a stock repurchase program, under which our management is authorized to repurchase up to $5 million of our common stock. Under the program, share purchases may be made from time to time in the open market or through privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases, if any, will be made in accordance with applicable insider trading and other securities laws and regulations. These repurchases may be commenced or suspended at any time or from time to time without prior notice. We repurchased 106,300 shares of our common stock for a total amount of $182,494 during the three months ended December 31, 2008, pursuant to this repurchase program as follows:

Period	Total Number of Shares (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans (c)	Maximum Number (or Approximate Dollar value) of Shares That May Yet Be Purchased (d)
October 2008	—	—	—	$ —
November 2008	—	—	—	$5,000,000
December 2008	106,300	$1.72	106,300	$4,817,506

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We provide advanced semiconductor sensor and system solutions based on integrated MEMS technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard CMOS process. This approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

Although we have experienced significant growth since our products were first commercialized in 2001, our growth has slowed recently. The recent increases in our unit sales volume and sales revenue were primarily attributable to increases in the sale of our products for mobile phone applications and automotive applications. In 2008, however, our net sales and gross margins have been adversely affected by a number of factors, including a slowdown in the mobile handset market in China, the May 2008 earthquake in China, and generally weak global economic conditions. The U.S. and other global economies are currently experiencing a recession that has affected all sectors of the economy and that has continued to deepen, resulting in declines in economic growth and consumer confidence, increases in unemployment rates and uncertainty about economic stability. Global credit and financial markets have also experiencing extreme disruptions, including diminished liquidity and credit availability and rapid fluctuations in market valuations. Our business has been affected by these conditions and is likely to be affected by them in the future, and there is no certainty that economic conditions will not deteriorate further. These uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Deteriorating economic conditions may lead consumers and businesses to continue to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In addition, the inability of customers to obtain credit could negatively affect our revenues and our ability to collect receivables. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults and inventory challenges.

We expect that sales of our accelerometer products to continue to represent a predominant share of our revenue for the foreseeable future. We expect that sales of our first non-accelerometer products, including magnetic sensors and gas-flow sensors, will begin to increase in the second half of 2009.

We sell our products either to distributors, which then resell to OEMs and ODMs, or to OEM and ODM customers directly. Historically, a small number of our customers have accounted for a substantial portion of our revenue, and sales to our largest distributor customers and OEM and ODM customers have varied significantly. This significant variation is in part due to the fact that our sales are made on the basis of purchase orders rather than long-term contracts. Although our distributors generally provide us with non-binding rolling forecasts, our distributors generally have up to 30 days prior to delivery to cancel or reschedule shipments pursuant to our distribution agreements. This arrangement has added to the fluctuation and unpredictability of our sales. Because our products are a component of our customers' products, our sales performance is significantly affected by the sales performance of our customers' products. It is difficult for us to accurately forecast our product demand because in the case where we sell our products to distributors, we may not know the identity of the distributor's OEM and ODM customers and information regarding their demand.

OEM and ODM customers' products are complex and require significant time to define, design and ramp to volume production. Our sales cycle begins with our marketing and sales staff and application engineers engaging with our OEM and ODM customers' system designers and management, which is typically a multi-month, or even multi-year, process. If such process is successful, an OEM and ODM customer will decide to incorporate our solution in its product, which we refer to as a design-win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design-win and well in advance of generating revenue, if any, from those expenditures. Although we do not have long-term purchase commitments from any of our distributor customers or OEM and ODM customers, once one of our products is incorporated into an OEM's or ODM's design, it is likely to remain a part of the design for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive. We have experienced revenue growth due to an increase in the number of our products offered, an expansion of our customer base, an increase in the number of design-wins within any one OEM and ODM customer and an increase in the average revenue per design-win.

We manufacture our products utilizing a "semi-fabless" model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to more efficiently manage our capital expenditures and cost of goods sold.

Description of Certain Line Items

Net Sales

Net sales represent gross revenue net of an allowance for the estimated amount of product returns and sales rebates from our customers. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We recognize revenue in accordance with Staff Accounting Bulletin No. 104 and Statement of Financial Accounting Standards No. 48, or SFAS 48. Prior to August 30, 2007, we deferred recognition of sales to a major distributor, World Peace Industrial Co., Ltd., or WPI, which did not meet the criteria of SFAS 48, until the product was sold through to WPI's OEM and ODM customers. On August 30, 2007, we amended the distributor agreement with WPI to allow returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of August 30, 2007, and we have recognized revenue upon shipment to WPI for all shipments subsequent to this date. For all shipments to WPI made prior to August 30, 2007, we continued to recognize our revenue upon shipments to its OEM and ODM customers.

Historically, our revenue has been derived primarily from shipments of our accelerometer products. The primary factors that affect our revenue are the sales volumes and average selling prices of our products. Prior to 2008, the significant increases in our net sales have been primarily attributable to the increases in the sales volumes of our products, particularly those for mobile phone and automotive applications. The average selling prices of our products generally decline over time and are primarily affected by a combination of the following factors:

- the semiconductor market is highly competitive, and as a result, the average selling prices of particular products generally experience rapid declines over the course of their respective product and technology life cycles. We seek to mitigate the impact of this trend on our business by continuing to rapidly design, develop and sell new generations of products with additional functionalities to replace older generation products;
- we may also reduce our product prices as we are able to increase our production yields or to reduce our manufacturing costs, particularly the wafer prices;
- changes in our product mix may affect the average selling prices of our products. Historically, for example, our revenue derived from consumer and mobile phone markets, as a percentage of our total revenue, has increased. Our products for these markets generally have lower average selling prices than products for the automotive market. The average selling prices of products may continue to be affected by our strategy to increase market adoption of our products in certain markets; and
- we occasionally grant discounts to our largest customers or OEM and ODM customers for high volume purchases.

Net Sales by Application

In 2008, net sales from mobile phone applications were the largest component of our total sales, representing 37.9% of total net sales. Although our reliance on sales from mobile phone applications decreased in

2008, we expect that net sales from mobile phone applications will continue to be the largest component of our total sales in 2009. We attribute much of the decrease in net sales from mobile phone applications in 2008 to a general slowdown of the mobile phone market in China and the weak global economy in general.

Net sales from automotive applications, in absolute terms, have increased in 2008, primarily due to increases in sales of rollover application products to Autoliv Inc. To increase net sales from the automotive market, we are currently seeking to increase sales from other automotive applications and to expand our customer base. However, revenue increases, if any, from the automotive market will require significant time, as the development lead time in this market is generally longer than other markets to date, and this market has been disproportionately affected by the current global downturn.

Net sales from consumer applications have fluctuated historically as a result of the generally short life cycle of consumer electronics and changes in our customer base. As our product offering and customer base for consumer applications continue to diversify, we expect net sales from consumer applications to fluctuate less. Net sales from industrial and other markets have been limited, and we do not expect revenue from these markets to contribute significantly to our total revenue in 2009.

The following table sets forth our net sales by application for the periods indicated by amount and as a percentage of our net sales (dollar amounts in thousands).

	For the year ended December 31,			
Application	**2008**		**2007**	
	Amount	**% of net sales**	**Amount**	**% of net sales**
Mobile phone	$ 7,601	37.9%	$14,367	56.9%
Consumer	5,353	26.7	4,274	16.9
Automotive	5,621	28.0	4,927	19.5
Industrial/other	1,501	7.4	1,702	6.7
Total	$20,076	100.0%	$25,270	100.0%

Net Sales by Customer Base

Our customers primarily consist of distributors, OEMs and ODMs. Historically, a small number of our customers have accounted for a substantial portion of our net sales. We expect that significant customer concentration will continue for the foreseeable future. Our customers representing 10% or more of our net sales accounted for approximately 78.8% and 71.6%, respectively, of our net sales in 2008 and 2007.

We have experienced and will continue to experience fluctuations in demand from a significant number of customers, including many of our largest customers. It is difficult for us to accurately forecast our product demand, particularly in the case of sales to our distributors, as we may not know the identity of the distributor's OEM and ODM customers and lack information regarding their demand.

Occasionally, design changes in the products of our OEM and ODM customers have resulted in the loss of sales. For example, a design change in a product of a large OEM customer in 2008 for mobile phone applications resulted in a decrease of our sales to such customer in 2008. That customer accounted for 44.6% of our net sales in 2007.

Net Sales by Geography

Our products are shipped to OEM and ODM customers worldwide. However, we focus on different application markets among geographical regions. In the greater China region, our revenue has historically been primarily derived from products for mobile phone applications. We are also seeking to expand the consumer and industrial applications markets in the greater China region. In Japan, our revenue has primarily been derived from products for consumer applications, particularly projectors. We are also seeking to penetrate the automotive market in Japan. In North America, our revenue has primarily been derived from products for automotive applications. In Europe, our revenue has fluctuated. In 2008, we experienced a revenue increase from products for automotive applications in Europe.

The following table sets forth our net sales by geographical region for the periods indicated by amount and as a percentage of our net sales (dollar amounts in thousands).

	For the year ended December 31,			
	2008		2007	
	Amount	% of net sales	Amount	% of net sales
Asia (excluding Japan)	$ 9,645	48.1%	$16,189	64.1%
Europe	1,472	7.3	734	2.9
Japan	3,460	17.2	3,151	12.5
North America	5,499	27.4	5,167	20.4
Other	—	—	29	0.1
Total net sales	$20,076	100.0%	$25,270	100.0%

Cost of Goods Sold

We are a semi-fabless company. We outsource wafer production to third-party foundries and complete the post-CMOS MEMS and most of the packaging, assembly and testing functions in-house. We also purchase our ceramic packaging materials from third-party suppliers. Cost of goods sold consists of: (i) cost of wafer, ceramic and other materials purchased from third parties; (ii) manufacturing overhead, primarily consisting of salaries and wages of our quality control employees and manufacturing-related management employees, depreciation, and equipment and parts; (iii) direct labor, primarily consisting of salaries and wages of our manufacturing operators; and (iv) outsourced processing fees paid to third-party packaging service providers.

Our relationships with third-party foundry and packaging service providers do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs relating to wafer production, and to a lesser extent, packaging services, are susceptible to changes based on conditions in the global semiconductor market and our service providers' available capacity.

Prior to August 30, 2007 we deferred recognition of cost of goods sold for a major distributor, WPI, which did not meet the criteria of SFAS 48, until the product was sold through to WPI's OEM and ODM customers. WPI accounted for 34.6% of our revenue in 2006, 55.3% of our revenue in 2007 and 12.4% of our revenue in 2008. On August 30, 2007, we amended the distributor agreement with WPI to allow for returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of August 30, 2007, and subsequent to that date we have recognized the cost of goods sold as the related products are sold. For all shipments to WPI made prior to August 30, 2007, we continued to recognize costs related to products once sold by WPI to its OEM and ODM customers.

Gross Profit and Gross Margin

Until recently, our gross profit generally experienced growth in line with increases in our revenue. However, more recently, our gross margin has been decreasing from 67.0% in 2006, to 65.1% in 2007 and 47.9% in 2008. Our gross profit and gross margin are affected by a variety of factors, including average selling prices of our products, our product application mix, prices of wafers, excess and obsolete inventory, pricing by competitors, changes in production yields, and percentage of sales conducted through distributors. Our products for mobile phone applications, which are sold to distributor customers, have historically had lower margins than our products for automotive products, which are sold directly to our OEM and ODM customers, and this trend has accelerated recently. The increase in the percentage of our net sales in products for mobile phone applications in recent years has therefore had an adverse effect on our overall gross margin. Notwithstanding the relatively lower margin in the mobile phone applications market, we expect to derive an increasing percentage of our total net sales from that market because of the significant potential for further revenue growth from increased penetration in that market. Our gross margin in 2008 was adversely affected by the costs related to the Olympic torch project for which during the second quarter, we had to reverse revenue that was previously recognized in the first quarter. Excluding the impact of the torch project, our gross margin in 2008 would be 53.8%.

Research and Development Expenses

Research and development expenses are recognized as they are incurred and primarily consist of salaries and wages of research and development employees; research costs, primarily consisting of mask costs and prototype wafers, consulting fees paid for outside design services; travel and other expenses; and beginning in 2006, stock-based compensation under SFAS 123(R) attributable to our research and development employees.

Historically, research and development expenses have increased both in absolute terms and as a percentage of total net sales. We expect this trend to continue for the foreseeable future as we seek to diversify into non-accelerometer products and hire additional employees in connection with the new research and development institute that we established in the second quarter of 2007.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and wages for administrative personnel; costs for professional services, including legal, tax and accounting services; depreciation and amortization expenses for non-manufacturing equipment; travel and entertainment expenses; office supply and other office-related expenses; office rental expenses; others, such as utilities, insurance and provision for accounts receivable; and stock-based compensation under SFAS 123(R). We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations as a public company upon the completion of this offering. However, we expect that such expenses will decrease as a percentage of net sales.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of wages, salaries and commissions for our sales and marketing personnel; consulting expenses, primarily consisting of sales consulting services and software application consulting services; travel expenses; independent sales representatives commissions; office rental; market promotion and others expenses and stock-based compensation under SFAS 123(R) We expect sales and marketing expenses to continue to increase as we hire additional sales and marketing personnel, expand our sales and marketing network and engage in additional marketing and promotional activities. However, we expect that such expenses will decrease as a percentage of net sales.

Other Income (Expense)

Other income (expense), primarily consists of interest income earned on our cash and cash equivalents, and interest expense incurred on our borrowings and net foreign currency exchange gains and losses.

Provision (Benefit) for Income Taxes

We conduct sales through our headquarters in Andover, Massachusetts. Our Wuxi subsidiary is primarily engaged in manufacturing and engineering activities and does not conduct direct sales to customers. For internal accounting and PRC tax purposes, we account for the transfers of goods from our Wuxi subsidiary to our U.S. headquarters as sales, and calculate the transfer price of such sales based on a markup of manufacturing and operating costs. We believe the prices of these sales were consistent with the prevailing market prices.

U.S. Tax

In the United States, we are subject to the federal income tax and the Massachusetts state income tax, which are approximately at the rates of 34% and 9.5%, respectively. At December 31, 2008, the Company had gross U.S. net operating loss carryforwards of $1.4 million, which expire in the year 2028. Included within this amount is approximately $258,000 of excess tax deductions associated with non-qualified stock options that have been exercised. When these excess tax benefits actually result in a reduction to currently payable income taxes, the tax benefit will be recorded as an increase to additional paid-in capital. The Company's operating losses may be subject to limitations under provisions of the Internal Revenue Code.

PRC tax

Our PRC taxes primarily consist of enterprise income tax, value-added tax, and certain other miscellaneous taxes. As of December 31, 2008, our Wuxi subsidiary had no PRC NOL carryforwards available to offset future PRC enterprise income tax and entered into the second year of the two year tax exemption period. In 2008, we recorded deferred tax assets in China as a result of temporary differences between the pre-tax income and taxable income for our MEMSIC Semiconductor since we ended the last year of the two-year tax exemption period in 2008 and will enter into a three-year period at 50% reduced income tax rate beginning in 2009.

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with "Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises," or the Foreign Enterprise Income Tax Law, and the related implementing rules, foreign investment enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%.

The Foreign Enterprise Income Tax Law and the related implementing rules provide certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in designated high-technology zones in the PRC. Our Wuxi subsidiary is a high-technology FIE registered and operating in a designated high-technology zone. Accordingly, under the Foreign Enterprise Income Tax Law, its implementing rules and several local regulations, our Wuxi subsidiary is entitled to a preferential enterprise income tax rate of 15%. In addition, our Wuxi subsidiary is entitled to a five-year tax holiday, pursuant to which it is exempted from paying the enterprise income tax for 2007, the year in which it first had positive accumulated earnings, and 2008. After the two-year exemption period, our Wuxi subsidiary will be entitled to a 50% reduction from the then applicable income tax rate for each year from 2009 through 2011. After the expiration of this five-year tax holiday period, a preferential enterprise income tax rate of 15% may apply for so long as our Wuxi subsidiary continues to be recognized as a "high-technology company especially supported by the PRC government."

To qualify as a "high-technology company especially supported by the PRC government" for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

- products or services of the business falling under the scope of "high-technology especially supported by the PRC government";
- a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;
- a minimum number of employees engaged in research and development as a percentage of total number of employees; and

- a minimum level of research and development expenses as a percentage of total revenue.

If the PRC central government or applicable local governments determine that our Wuxi subsidiary is not or no longer qualifies as a "high-technology company especially supported by the PRC government," our effective enterprise income tax rate would increase as a result.

In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of the FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions.

If our Wuxi subsidiary ceases to qualify for its current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of, or the inability to obtain, preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our Wuxi subsidiary in the future will depend on various factors, including, among other things, the results of operations and taxable income of our Wuxi subsidiary (which is in turn partially dependent on our internal transfer pricing policies) and the applicable statutory tax rate.

On March 16, 2007, the National People's Congress approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as "high-technology companies especially supported by the PRC government," whether FIEs or domestic companies.

Our Wuxi subsidiary has been qualified as a "high-technology company especially supported by the PRC government." Therefore, a preferential enterprise income tax rate of 15% under the new tax law may apply to our Wuxi subsidiary. However, according to the relevant transition preferential tax policies issued by the State Council, the preferential enterprise income tax rate under the new tax law and the transition-period preferential tax policy cannot apply simultaneously. That is to say, our Wuxi subsidiary may either choose to enjoy the exemption from enterprise income tax for 2007 and 2008 and a 50% reduction on the uniform enterprise income tax rate of 25% from 2009 to 2011, or, choose the preferential enterprise income tax rate of 15% for qualified high-technology companies under the new tax law. We believe the adoption of the transition-period preferential tax policy will be more beneficial to our Wuxi subsidiary. Therefore, from 2009 to 2011, the effective income tax rate for our Wuxi subsidiary will be 12.5%.

As a result of the new tax law, following the year 2011, upon expiration of our 50% reduction from the then applicable income tax rate, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

See "Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations."

Other PRC taxes

Other miscellaneous PRC taxes primarily consist of property tax, land-use tax and stamp tax which are accounted for in our general and administrative expenses, and education surcharge, which is recorded as part of our cost of goods sold.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and are those that require the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures filed in with this prospectus.

Investments

We account for our investments under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). Marketable securities are classified as available-for-sale securities and are accounted for at their fair value. Unrealized gains and losses on these securities are reported as other comprehensive income (loss), respectively. Under SFAS 115, unrealized holding gains and losses are excluded from earnings and reported net of the related tax effect in other comprehensive income as a separate component of shareholders' equity. When the fair value of an investment declines below its original cost, we evaluate the investment in accordance with Financial Accounting Standards Board (FASB) Staff Positions 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments*, which address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. When the fair value of an investment declines below its original cost, we consider all available evidence to evaluate whether the decline is other-than-temporary. Among other things, we consider the duration and extent of the decline and economic factors influencing the markets. If a decline in fair value is judged to be other-than-temporary, the cost basis of the individual security is written off to fair value as a new cost basis and the amount of the write-down is reflected in earnings (that is, accounted for as a realized loss). The new cost basis is not to be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities are included in other comprehensive income; subsequent decreases in fair value, if not an other-than-temporary impairment, also are included in other comprehensive income. The determination of whether a loss is other than temporary is highly judgmental and may have a material impact on our results of operations.

As of December 31, 2008, our investments included $5.6 million of auction rate securities. Due to liquidity issues that have recently been experienced in global credit and capital markets, certain of the auction rate securities we hold have failed at auction, meaning that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities we hold continue to pay interest in accordance with their stated terms. We have classified our auction rate securities as long-term investments at December 31, 2008, due to our assessment of the uncertainty as to the time frame within which we would likely be able to liquidate these investments under current market conditions.

We estimated the fair value of these securities at December 31, 2008 using broker valuations and internally-developed models of the expected future cash flows related to the securities. One of the more significant assumptions made in our internally-developed models was the term of expected cash flows of the underlying auction rate securities. We developed several scenarios for the liquidation of the auction rate securities over periods that ranged from 3 to 5 years. Based on our internal modeling and the value provided by the broker, we concluded that our auction rate securities had incurred a temporary unrealized impairment loss in the amount of $247,000 as of December 31, 2008, and we reduced the carrying amount of these investments by this amount to be $5.6 million. In estimating the fair value of these investments, we considered the financial condition and near-term prospect of the issuers, the magnitude of the losses compared to the investments' cost, the length of time the investments have been in an unrealized loss position, the probability that we will be unable to collect all amounts due according to the contractual terms of the security, whether the security has been downgraded by a rating agency, and our ability and intent to hold these investments until the anticipated recovery in market value occurs. This unrealized loss has been recorded as a component of other comprehensive income in the accompanying financial statements. We intend to hold these auction rate securities for the foreseeable future, if necessary.

Revenue Recognition

We recognize revenue from the sale of our products to OEM and ODM customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) our products have been shipped and risk of loss has passed to the customer; (iii) we have completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which we are entitled is fixed or determinable; and (v) we believe it is probable that we will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, we defer recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations, when in our opinion, it is probable that the amount due to us will not be collected. Historically, product returns and bad debt expense have not been significant.

Our products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require our pre-approval. Our sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and our estimate of repair costs. To date, warranty expenses have not been significant.

Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We follow the provision of SFAS No. 48 "Revenue Recognition When Right of Return Exists." SFAS No. 48 includes the following criteria for recognition of sales to distributors: (i) the selling price to the distributors is fixed or determinable at the date of shipment; (ii) our product has been shipped and risk of loss has passed to the distributors; (iv) it is probable that the amount due from the distributor will be collected; (v) we do not have a significant future obligations to directly assist in the distributor's resale of the product and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, we recognize revenue upon shipment to the distributor and estimate returns based on historical sales returns.

WPI was a significant distributor which accounted for 55.3% of our net sales in 2007 and 12.4% of our net sales in 2008. The criteria under SFAS No. 48 were not met for WPI for the periods prior to August 30, 2007. Based on the early stage of our relationship with WPI and its size, we were unable to make a reasonable estimate of future returns. Therefore, we deferred recognition of revenue and related costs of good sold associated with WPI until the relevant products were shipped by WPI to its OEM and ODM customers for those periods.

On August 30, 2007, we amended the distributor agreement with WPI to allow for returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of August 30, 2007, and we have recognized revenue and related costs upon shipment to this distributor for all shipments subsequent to this date. For all shipments to WPI made prior to August 30, 2007, we continued to recognize our revenue and related costs upon shipments to its OEM and ODM customers.

Allowance for Doubtful Accounts

The following table sets forth activities in our allowance for doubtful accounts for the periods indicated:

	For the year ended December 31,	
	2008	2007
Balance at beginning of period	$ 8,503	$7,122
Provision for losses	—	1,381
Receivables charged against reserve	(2,062)	—
Balance at end of period	$ 6,441	$8,503

Our standard policy on payment terms is net 30 days from delivery. In 2008 and 2007, our average days sales outstanding was 62 days and 61 days, respectively. At certain times our trade accounts receivable have included balances from customers that have exceeded 10% of total accounts receivable. We have established credit limits for each of our customers and reviewed such limits prior to product shipment. We believe that such customers are of high credit quality and that we are not subject to unusual risk with respect to such customers.

Allowance for doubtful accounts receivable is included as a charge to sales and marketing expense. We evaluate the sufficiency of our allowance for accounts receivable on a quarterly basis.

The sufficiency of our allowance for uncollectible accounts receivable is evaluated based on the recoverability of our accounts receivable, which is in turn based on a combination of factors, many of which are based on estimates. These factors include indicators of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. In addition, we may consider the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Inventories

Inventories are stated at the lower of cost (weighted average first in-first out) or market. We evaluate our inventory for potential excess and obsolete inventories based on forecasted demands and record a provision for such amounts as necessary. We recorded a provision of $108,000 and $0 in 2008 and 2007, respectively.

Stock-Based Compensation

General

Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), Share-Based Payment, addresses accounting for stock-based compensation arrangements, including stock options and shares issued to directors, officers and employees under various stock-based compensation arrangements. This statement requires that companies use the fair value method, rather than the intrinsic-value method, to determine compensation expense for all stock-based arrangements. Under the fair value method, stock-based compensation expense is determined at the measurement date, which is generally the date of grant, as the aggregate amount by which the estimated future value of the equity security at the expected date of acquisition as computed under a stock valuation model exceeds the exercise price to be paid. The resulting compensation expense, if any, is recognized for financial reporting over the term of vesting or performance. This statement was first effective for us on January 1, 2006. As permitted, we have elected to use the prospective application as our transition method, under which SFAS 123(R) applies to all prospective stock option and share grants of stock-based compensation awards and to grants prior to January 1, 2006 that have been modified subsequently.

Stock-based compensation arrangements with non-employees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense, if any, is recognized for financial reporting over the term of performance or vesting.

Description of 2000 Omnibus Stock Plan

On March 29, 2000, our stockholders and board of directors approved the 2000 Omnibus Stock Plan, as amended, or 2000 Stock Plan, under which 2,969,000 shares of our common stock was reserved for issuance to directors, officers, employees, and consultants. Options granted under the 2000 Stock Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The 2000 Stock Plan provides that the exercise price of incentive stock options must be at least equal to the market value of our common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of our common stock, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

Prior to our initial public offering in December 2007, there was no public market for our common stock. Accordingly, the board of directors determined the market value of the common stock at the date of grant by considering a number of relevant factors including our operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arm's length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

Determination of Fair Value of Common Stock

The following table sets forth for all stock options we granted during 2007 the number of shares subject to the option, the exercise price, the fair value of our common stock on the date of grant and the fair value of the option:

Date of Award	Options granted	Exercise price per share	Fair value of common stock	Fair value of option
October 2007	500,000	$11.70	$11.70	$6.72
August 2007	457,950	$ 7.64(1)	$11.70	$4.64
July 2007	389,000	$ 6.84(1)	$ 6.84	$4.18
March 2007 – April 2007	37,500	$ 3.70	$ 3.70	$2.16
January 2007 – February 2007	115,000	$ 1.54	$ 3.22	$2.38

(1) We granted 389,000 common stock options with an exercise price of $4.88 per share in July 2007 and 457,950 common stock options with an exercise price of $6.50 per share in August 2007. At the time of the grants, the exercise price was determined by our board of directors with input from management based on the estimated fair value of our common stock. Subsequently, we had retrospective valuation reports prepared by a third party specialist to support the fair value of the options granted and determined the fair value to be $6.84 for the options granted in July and $7.64 for the options granted in August. As a result of the valuation reports, the grants were modified to increase their respective exercise prices to the reported fair values.

At the time of these option grants, the exercise price was determined by the board with input by management based on the various objective and subjective factors mentioned above as well as valuation reports when available. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which corresponds to the service period).

We engaged an independent third party to assist management in preparing retrospective valuation reports to support the fair value of options granted. We believe that the valuation methodologies used in the retrospective valuations are consistent with the Practice Aid of the American Institute of Certified Public Accountants entitled *Valuation of Privately Held Company Equity Securities Issued as Compensation.*

In each retrospective valuation, a weighted average of the guideline public company method, the guideline transaction method and the discounted future cash flow method was used to estimate the enterprise value of the Company at the applicable valuation date. The guideline public company method and the guideline transaction method estimate the fair value of a company by applying to that company market multiples, in this case revenue and/or EBITDA multiples, of firms in similar lines of business. The companies used for comparison under the guideline public company method and guideline transaction method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors to those of MEMSIC. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates between 18% to 25% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

We allocated value to the common stockholders using the probability-weighted expected return method. Under the probability-weighted expected return method, the fair value of the common stock is estimated based upon an analysis of future values for us assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class.

Four scenarios were considered. Three of the scenarios assume a stockholder exit, either through an initial public offering, or IPO, a sale of MEMSIC to a strategic acquirer, or dissolution of the company at or below liquidation preference. The fourth scenario assumes operations continue as a private company and no exit transaction occurs. For the IPO scenario, the estimated future and present values for our common stock were calculated using assumptions including; the expected pre-money valuation based on the guideline public company method discussed above; the expected dates of the future expected IPO; and an appropriate risk-adjusted discount rate. For the sale scenario, the estimated future and present values for our common stock were calculated using assumptions including: the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the dissolution scenario, all of the proceeds are distributed to the preferred stockholders. No proceeds are available for distribution to the common stockholders, and the value of the common stock is zero. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for our common stock under each scenario was probability weighted based on management's estimate of the relative occurrence of each scenario.

For additional information regarding our estimates of fair value of our common stock during 2007, see our Annual Report on Form 10-K for the year ended December 31, 2007, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation."

Income Taxes

Our deferred tax assets and liabilities reflect the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and of tax credits. Deferred tax assets arise when a company's financial statements recognize charges or expenses that, for income tax purposes, will not be allowed as deductions until future periods. For example, when a corporation incurs an expense in its financial statements, such as restructuring charges, that it is not allowed to deduct on its federal tax return until paid in the future, the future tax benefit of that expense is generally recorded in the income statement as a reduction of income tax expense and in the balance sheet as a deferred tax asset. The same general treatment applies to the carry forward of unused net operating losses and unused tax credits. Deferred tax assets are often netted with deferred tax liabilities when presented in the balance sheet and are referred to as net deferred tax assets. We measure our deferred tax assets and liabilities using the tax rates and laws we expect to be in effect at the time of their reversal or utilization.

Under SFAS No. 109, *"Accounting for Income Taxes,"* a net deferred tax asset may be carried on the balance sheet at its full value only if it is more likely than not that the deductions, losses, or credits giving rise to such deferred tax asset will be used in the future. We periodically evaluate our deferred tax assets for recoverability using a consistent approach that considers the relative impact of negative and positive evidence, including our historical profitability and projections of future taxable income. Under GAAP, we are required to establish a valuation allowance for deferred tax assets and record a charge to income or stockholders' equity if we determine, based on available evidence at the time the determination is made, that it is not more likely than not that the deferred tax assets will be realized. In evaluating the need for a valuation allowance, we estimate future taxable income based on management-approved business plans and ongoing tax planning strategies. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between our projected operating performance, our actual results and other factors.

As of December 31, 2008, we had been in a three year cumulative loss position in the United States for financial statement reporting purposes. Under SFAS No. 109, this cumulative loss position constitutes significant, objective evidence that we may not be able to realize our deferred tax assets in the future. Further, economic conditions in our markets deteriorated and pricing pressures increased during the fourth quarter of 2008, resulting in a net loss for the quarter and for the full year.

After considering these factors and the other available evidence, we were unable to conclude that as of December 31, 2008 it was more likely than not that we would generate sufficient taxable income in the United States in the foreseeable future to realize our deferred tax assets. We therefore recorded a non-cash charge of $1.3 million during the fourth quarter to establish a full valuation allowance against our deferred tax assets in the United States in 2008. The $115,000 balance of our net deferred tax asset at December 31, 2008 related to PRC taxes applicable to our China subsidiary. In the event we generate future taxable income in the future, our income tax expense in future periods could be reduced to the extent those deferred tax assets are deemed recoverable.

We reinvest any earnings of our Wuxi subsidiary, MEMSIC Semiconductor, in its operations. We have not provided for U.S. income taxes that could result from the distribution of such earnings to us. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of the Wuxi subsidiary were sold or transferred, we would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

On January 1, 2007, we adopted FIN 48. At the adoption date, we had no unrecognized tax benefits and determined that the impact of FIN 48 was not material to our consolidated financial statements.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations for the periods by amount and as a percentage of our total net sales. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period:

	2008		2007	
	Amount	% of net sales	Amount	% of net sales
Net sales	$20,076	100.0%	$25,270	100.0%
Cost of goods sold	10,459	52.1%	8,817	34.9%
Gross profit	9,617	47.9%	16,453	65.1%
Operating expenses:				
Research and development	4,356	21.8%	3,358	13.3%
Sales and marketing	3,159	15.7%	2,894	11.5%
General and administrative	5,949	29.6%	3,888	15.4%
Total operating expenses	13,464	67.1%	10,140	40.2%
Operating income (loss)	(3,847)	-19.2%	6,313	24.9%
Other income (expense):				
Interest and dividend income	2,186	10.9%	743	2.9%
Interest expense	(26)	-0.1%	(39)	-0.2%
Other, net	331	1.6%	34	0.1%
Total other income (expense)	2,491	12.4%	738	2.8%
Earnings (loss) before income taxes	(1,356)	-6.8%	7,051	27.7%
Provision for income taxes	326	1.6%	971	3.8%
Net income (loss)	$(1,682)	-8.4%	$ 6,080	23.9%
Net income (loss) available to common stockholders:				
Basic	$(1,682)	-8.4%	$ 824	3.3%
Diluted	$(1,682)	-8.4%	$ 964	3.8%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales. Our net sales decreased by 20.6% to $20.1 million in 2008 from $25.3 million in 2007. This decrease was due to a decrease in the number of units sold, primarily for mobile phone applications, which was partly offset by an increase in unit sales for automotive applications, and to reductions in the average selling price of our products, particularly in the mobile phone and consumer market in China. Sales in mobile phone applications accounted for $7.6 million in net sales in 2008, compared to $14.4 million in net sales in 2007. Sales in automotive rollover applications accounted for $5.6 million in 2008, compared to $4.9 million in net sales in 2007.

Cost of goods sold. Our cost of goods sold increased by 19.3% to $10.5 million in 2008 from $8.8 million in 2007. This increase was primarily due to the decrease in the volume of units sold and the costs related to the Olympic torch project.

Gross profit and gross margin. Our gross profit decreased by 41.8% to $9.6 million in 2008 from $16.5 million in 2007. Our gross margin decreased to 47.9% in 2008 from 65.1% in 2007 primarily due to the continuing decline in the average selling prices of our products, particularly on products for mobile phone applications, less efficient absorption of our manufacturing overhead cost as a result of the reduced production volume, and the impact of costs related to our Olympic torch project for which during the second quarter, we had to reverse revenue that was previously recognized in the first quarter. Excluding the impact of the torch project, our gross margin in 2008 would be 53.8%.

Research and development. Our research and development expenses increased by approximately 29.7%, to $4.4 million in 2008 from $3.4 million in 2007. This increase is primarily due to (i) an increase of $0.3 million in wages and salaries as a result of an increase in our head count for engineers and other research and development employees in both China and the U.S. (ii) an increase of $0.6 million in research costs relating to the development of new products and (iii) an increase of $0.1million in our engineers' travel expense. Research and development expenses, as a percentage of total net sales, increased to 21.8% for the year ended December 31, 2008 from 13.3% for the year ended December 31, 2007 due largely to the decreased revenues. We will continue to invest in research and development projects to develop new products and system solutions, and as a result, we expect our research and development expense will continue to increase in 2009.

Sales and marketing. Our sales and marketing expenses increased by approximately 9.2% to $3.2 million in 2008 from $2.9 million in 2007. The increase was primarily due to (i) an increase of $0.6 million in wages and salaries due to an increase in the number of sales and marketing employees and (ii) an increase of $0.1 million in stock based compensation expense, offset by (iii) a decrease of $0.4 million consulting fees for third-party sales consulting and sales-related software application services. Sales and marketing expenses, as a percentage of total net sales, increased to 15.7% for the year ended December 31, 2008 from 11.5% for the year ended December 31, 2007. We expect our sales and marketing expense will decrease in the first quarter of 2009 as a result of headcount reduction in our sales and marketing department at the end of 2008.

General and administrative. Our general and administrative expenses increased by approximately 53.0% to $5.9 million in 2008 from $3.9 million in 2007. This increase was primarily due to (i) an increase of $0.1 million in wages and salaries due to an increase in the number of general and administrative employees, (ii) an increase of $0.7 million in professional fees as a result of our becoming a public company, (iii) an increase of $0.5 million in stock-based compensation expense, (iv) an increase of $0.4 million in director and officer insurance and franchise taxes and (v) an increase of $0.3 million in travel, transportation and office related expenses. General and administrative expenses, as a percentage of total net sales, increased to 29.6% for the year ended December 31, 2008 from 15.4% for the year ended December 31, 2007. As part of our expense reduction program, we reduced our general and administrative headcounts at the end of 2008 and we will continue to control discretionary general and administrative expenses going into 2009.

Other income. Our other income was $2.5 million in 2008 compared to an expense of $0.7 million in 2007, primarily reflecting interest income on our higher cash and investment balances.

Provision (benefit) for income taxes. Our income tax provision was $0.3 million in 2008 compared to an income tax provision of $1.0 million in 2007. Our income tax provision in 2008 reflected our establishment of a full valuation allowance of $1.3 million at December 31, 2008 against our U.S. deferred tax assets due to uncertainty regarding future taxable income in the United States. Our Wuxi subsidiary recorded a tax benefit of $0.1 million related to establishing a deferred tax asset in China. Our Wuxi subsidiary will start its three-year tax holiday period, at 50% of the unified tax rate of 25%, in 2009.

Liquidity and Capital Resources

As of December 31, 2008, our investments included $5.6 million of auction rate securities that have failed at auction and that are classified as long-term investments on our balance sheet. The principal represented by these investments will not be accessible to us until one of the following occurs: a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured. Based on our expected operating cash flows, and our other sources of cash, we do not expect the potential lack of liquidity in these investments to affect our ability to execute our current business plan in the near term. There can be no assurance that we would be able in the near term to liquidate these securities on favorable terms, or at all, and if we should require access to these funds sooner than we currently expect, our inability to sell these auction rate securities could adversely affect our liquidity and our financial flexibility.

We outsource certain steps of the manufacturing process to third parties while conducting the remaining steps in-house. As a result, our principal uses of cash historically have consisted of both payments to our suppliers for the costs related to the outsourcing of wafer fabrication and outsourced processing fees paid to and materials purchased from third parties, as well as payments for our manufacturing overhead and equipment purchases. Other significant cash outlays primarily consist of salaries, wages and commissions for our non-manufacturing related employees. As of December 31, 2008, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $65.9 million.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our operating income, the timing of our new product introductions, the costs to maintaining adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our stockholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our stockholders. If we are unable to obtain additional equity or debt financing, our business, operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,	
	2008	2007
Net cash provided by operating activities	$ 4,053	$ 3,332
Net cash used in investing activities	33,349	(44,366)
Net cash provided by financing activities	6,503	54,437
Effect of exchange rate changes on cash and cash equivalents	(248)	164
Net increase in cash and cash equivalents	$43,657	$ 13,567

In November 2008, our board of directors authorized a $5.0 million stock repurchase program and in the fourth quarter of 2008, we repurchased 106,300 shares at an average price of $1.72 per share. Approximately $4.8 million remains in our share repurchase program.

Operating Activities

Net cash provided by operating activities for 2008 was $4.1 million, which was derived from a net loss of 1.7 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $3.4 million, were primarily due to depreciation and amortization expense of $1.7 million, stock based compensation expense of $1.3 million, and deferred income taxes of $0.4 million. The adjustments relating to changes in balances of operating assets and liabilities, a net of $2.4 million, primarily consisted of $4.0 million decrease in account receivables, due to lower sales and successful collection efforts, particularly with respect to collections from one large distributor, and $0.2 million decrease in other assets, primarily due to a decrease in prepaid expenses, both offset by $1.6 million decrease in accounts payable and accrued expenses primarily related to payment of initial public offering expenses and $0.2 million increase in inventories, primarily due to inventory planning decisions made earlier in 2008, before the impact of the current economic downturn was fully apparent.

Net cash provided by operating activities for 2007 was $3.3 million, which was derived from a net income of $6.1 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $2.5 million, were primarily due to depreciation and amortization expense of $1.0 million, stock based compensation expense of $0.7 million, and deferred income tax of $0.9 million. The adjustments relating to changes in balances of operating assets and liabilities, a net of $5.3 million, consisted of a $2.1 million increase in accounts payable and accrued expenses primarily attributable to increased manufacturing materials payables and to initial public offering expenses; a $1.1 million decrease in deferred revenue, due to the amendment of WPI's distributor agreement; a $3.1 million increase in account receivables, primarily due to an increase in sales; a $2.2 million increase in inventories, primarily due to an increase in sales forecast; and a $1.0 million increase in other assets, primarily due to an increase in refundable income taxes in the U.S. and investment interest receivables.

Investing Activities

Net cash provided by investing activities for 2008 was $33.3 million, primarily due to proceeds from the sale of short-term investments, offset by a $6.4 million investment in the construction of our new facilities and expansion of our existing manufacturing equipment capacity.

Net cash used in investing activities for 2007 was $44.4 million, primarily due to (i) the purchase of short-term investments and (ii) the purchase of property and equipment for expanding our manufacturing capacity.

Financing Activities

Net cash provided by financing activities for 2008 was $6.5 million, primarily due to $7.6 million in net proceeds from the exercise by the underwriters in our initial public offering of their over-allotment option.

Net cash provided by financing activities for 2007 was $54.4 million, primarily due to $52.6 million in net proceeds from our initial public offering.

Capital Expenditures

We have begun construction of two new buildings adjacent to our current facility since December 2007. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Construction on the new facility is expected to be completed in two phases. Phase one includes the structural construction of the two new buildings and furnishing and fitting out the office building. Phase two includes the furnishing and equipment of the manufacturing facility. The structural construction portion of phase one is expected to be completed at the end of the second quarter of 2009. As part of our expense reduction program, we have temporarily deferred the process of furnishing and fitting out the office building, pending more favorable economic conditions. Total capital expenditures in connection with phase one construction is estimated to be $7.9 million, of which we have already expended $4.2 million. Phase two of our new facility is pending the completion of phase one construction. Upon completion of phase two, we expect to have in place manufacturing capacity to meet our future production requirements for both accelerometer products and non-accelerometer products.

Our capital expenditures amounted to $6.4 million and $4.6 million in 2008 and 2007, respectively.

Off-Balance Sheet Arrangements

We do not have special purpose entities. Other than operating leases for office leases, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease commitments	$ 697	$ 190	$447	$ 60	$—
Non-cancellable purchase orders	2,635	2,635	—	—	—
	$3,332	$2,825	$447	$ 60	$—

Operating lease commitments represent the leases we entered into for our headquarters, sales offices and certain equipment. Non-cancelable purchase orders included primarily contractual commitments we placed with the new facility construction contractors.

In addition, we are under a contractual obligation to make royalty payments to Simon Fraser University on a license relating to our core thermal accelerometer technology. These royalty payments are calculated as a percentage of net sales subject to a maximum of $100,000 per year.

Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets*, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142. The FSP is effective for financial statements for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of this FSP will have on our consolidated financial statements.

In December 2007, the FASB issued FAS 141R, *Business Combinations,* or SFAS 141R. This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the impact that the adoption of SFAS 141R may have on our 2009 consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159. *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 159 will be effective for us on January 1, 2008. The adoption of the provisions of SFAS 159 did not have any impact on our financial position or results of operations.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEMSIC, Inc.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Memsic, Inc.

We have audited the accompanying consolidated balance sheets of Memsic, Inc. as of December 31, 2008 and December 31, 2007, and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Memsic, Inc. at December 31, 2008 and December 31, 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*. As discussed in Note 13 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

/s/ Ernst and Young LLP

Boston, Massachusetts
March 27, 2009

MEMSIC, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$64,365,607	$20,708,794
Short-term investments	1,485,023	46,925,000
Accounts receivable, net of allowance for doubtful accounts of $6,441 and $8,503 as of December 31, 2008 and 2007, respectively	1,884,194	5,917,457
Inventories	6,267,911	5,614,050
Deferred taxes	78,204	74,708
Other assets	969,892	1,090,513
Total current assets	75,050,831	80,330,522
Property and equipment, net	13,351,721	7,677,774
Long-term investments	5,553,000	—
Intangible assets, net	978,256	390,940
Deferred taxes	36,439	422,700
Other assets	51,529	29,628
Total assets	$95,021,776	$88,851,564
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,360,274	$ 2,224,349
Accrued expenses	1,380,071	2,189,583
Note payable	—	1,000,000
Total current liabilities	2,740,345	5,413,932
Stockholders' equity:		
Common stock, $0.00001 par value; authorized, 100,000,000 shares; 23,694,425 and 22,768,600 shares issued and outstanding at December 31, 2008 and 2007, respectively	237	228
Additional paid-in capital	96,538,040	87,176,262
Accumulated other comprehensive income	2,227,901	1,063,747
Accumulated deficit	(6,484,747)	(4,802,605)
Total stockholders' equity	92,281,431	83,437,632
Total liabilities and stockholders' equity	$95,021,776	$88,851,564

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2008	2007
Net sales	$20,076,444	$25,269,632
Cost of goods sold	10,458,790	8,816,502
Gross profit	9,617,654	16,453,130
Operating expenses:		
Research and development	4,355,730	3,358,544
Sales and marketing	3,159,476	2,893,793
General and administrative	5,948,847	3,887,752
Total operating expenses	13,464,053	10,140,089
Operating income (loss)	(3,846,399)	6,313,041
Other income (expense):		
Interest and dividend income	2,185,504	742,996
Interest expense	(25,648)	(39,004)
Other, net	330,525	34,137
Total other income (expense)	2,490,381	738,129
Earnings (loss) before income taxes	(1,356,018)	7,051,170
Provision for income taxes	326,124	971,261
Net income (loss)	$ (1,682,142)	$ 6,079,909
Net income (loss) available to common stockholders:		
Basic	$ (1,682,142)	$ 823,710
Diluted	$ (1,682,142)	$ 963,787
Net income (loss) per common share:		
Basic	$ (0.07)	$ 0.26
Diluted	$ (0.07)	$ 0.25
Weighted average shares outstanding used in calculating net income (loss) per common share:		
Basic	23,681,923	3,127,914
Diluted	23,681,923	3,826,872

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Convertible Preferred Stock		Stockholders' Equity (Deficit)						
			Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Stockholder Loans Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Par Value					
Balance December 31, 2006	27,848,912	$ 32,928,602	2,113,020	$ 21	$ —	$ 342,049	$(44,913)	$(10,882,514)	$(10,585,357)
Net income								6,079,909	6,079,909
Foreign currency translation adjustment						721,698			721,698
Comprehensive income									6,801,607
Sale of Series D convertible preferred stock	272,727	600,000							—
Exercise of options to purchase common stock			594,762	6	305,903				305,909
Excess tax benefit from option exercise					77,391				77,391
Stock compensation expense					710,767				710,767
Interest on stockholder note					1,059		(1,059)		—
Payments received on stockholder loan							4,000		4,000
Forgiveness of stockholder loan							41,972		41,972
Issuance of common stock from initial public offering			6,000,000	60	52,552,681				52,552,741
Conversion of preferred stock to common stock from initial public offering	(28,121,639)	(33,528,602)	14,060,818	141	33,528,461				33,528,602
Balance December 31, 2007	—	—	22,768,600	228	87,176,262	1,063,747	—	(4,802,605)	83,437,632
Net loss								(1,682,142)	(1,682,142)
Foreign currency translation adjustment						1,411,154			1,411,154
Unrealized loss on auction rate securities						(247,000)			(247,000)
Comprehensive loss									(517,988)
Exercise of options to purchase common stock			114,125	1	46,636				46,637
Stock compensation expense					1,258,830				1,258,830
Issuance of common stock to purchase know how			95,000	1	509,199				509,200
Issuance of common stock from underwriters' over allotment			823,000	8	7,638,892				7,638,900
Repurchase and retirement of common stock			(106,300)	(1)	(182,493)				(182,494)
Adjustment of issuing cost for initial public offering					90,714				90,714
Balance December 31, 2008	—	—	23,694,425	$237	$96,538,040	$2,227,901	$ —	$ (6,484,747)	$ 92,281,431

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (1,682,142)	$ 6,079,909
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation and amortization	1,695,330	1,011,816
Stock compensation expense	1,258,830	710,767
Excess tax benefit from stock-based compensation arrangement	—	(77,391)
Deferred income taxes	382,765	857,892
Forgiveness of stockholder loan	—	41,972
Changes in assets and liabilities:		
Accounts receivable	4,033,263	(3,096,061)
Inventories	(236,680)	(2,178,869)
Other assets	231,627	(1,015,450)
Accounts payable and accrued expenses	(1,629,614)	2,136,437
Deferred revenue	—	(1,139,170)
Net cash provided by operating activities	4,053,379	3,331,852
Cash flows provided by (used in) investing activities:		
Purchase of short-term investments	(20,045,317)	(56,650,000)
Proceeds from sale of short-term investments	59,825,000	16,625,000
Purchase of property and equipment	(6,430,604)	(4,591,245)
Decrease (increase) in restricted cash	—	250,646
Net cash provided by (used in) investing activities	33,349,079	(44,365,599)
Cash flows provided by (used in) financing activities:		
Proceeds from completion of initial public offering, net of offering costs of $3,247,259		52,552,741
Proceeds from exercise of underwriters' over-allotment to purchase Common Stock, net of offering costs of $591,100	7,638,900	—
Proceeds from (payments of) notes payable	(1,000,000)	897,184
Net proceeds from sale of convertible preferred stock	—	600,000
Repurchase of common stock	(182,494)	
Proceeds from exercise of options to purchase common stock	46,637	305,909
Excess tax benefit from stock-based compensation arrangement	—	77,391
Collection of stockholder loans receivable	—	4,000
Net cash provided by financing activities	6,503,043	54,437,225
Effect of exchange rate changes on cash and cash equivalents	(248,688)	163,503
Net increase in cash and cash equivalents	43,656,813	13,566,981
Cash and cash equivalents—beginning of period	20,708,794	7,141,813
Cash and cash equivalents—end of period	$ 64,365,607	$ 20,708,794
Supplemental disclosures of non-cash transactions:		
Acquisition of intangible asset in exchange for common stock	$ 509,200	$ —
Preferred stock converted to common stock	$ —	$ 33,528,602
Supplemental disclosures of cash flows information:		
Cash paid for interest	$ 25,648	$ 39,004
Cash paid for income taxes	$ —	$ 436,000

See notes to consolidated financial statements

MEMSIC, Inc.
Notes to Consolidated Financial Statements

1. NATURE OF THE BUSINESS AND OPERATIONS

MEMSIC, Inc (the Company) was incorporated on March 3, 1999 as a Delaware corporation. The Company is a leading provider of semiconductor sensor systems solutions based on micro electromechanical systems (MEMS) technology and advanced integrated circuit design. The Company has integrated a MEMS technology-based inertial sensor, commonly known as an accelerometer, with mixed signal processing circuitry onto a single chip using a standard complementary metal-oxide-semiconductor (CMOS) process. This proprietary technology has allowed for sensor solutions at lower cost, higher performance and improved functionality. Utilizing a standard CMOS process allows easily integrated additional functions, the creation of new sensors to expand into magnetic, touch and flow sensors, as well as other MEMS application areas beyond accelerometers. Any application that requires the control or measurement of motion is a potential application for accelerometers. Accelerometer products have a wide range of applications for consumer electronics, mobile phones, automotive (airbags, rollover detection, electronic stability control and navigation systems), as well as business, industrial and medical applications.

MEMSIC, Inc. maintains its corporate headquarters in Massachusetts. All manufacturing operations are provided by its wholly-owned subsidiary, MEMSIC Semiconductor (Wuxi) Company Limited (MEMSIC Semiconductor), located in the People's Republic of China (PRC).

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of MEMSIC, Inc. and MEMSIC Semiconductor. MEMSIC Semiconductor was organized in November 1999 in Wuxi, Jiangsu Province, in the PRC. All significant intercompany balances and transactions have been eliminated in consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising costs were not material for the periods presented in the accompanying consolidated statements of operations.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The Company places its cash equivalents with high credit quality financial institutions that participate in the U.S. Treasury's Temporary Guarantee Program, which protects market investment balances as of September 19, 2008 through April 30, 2009.

Foreign Currency

The Company's manufacturing operations and certain other operations are conducted by MEMSIC Semiconductor. The functional currency of MEMSIC Semiconductor is the Renminbi. Financial transactions between the Company and MEMSIC Semiconductor are conducted in United States dollars. At December 31, 2008 and 2007, the underlying currency for approximately 38.6% and 19.6% of consolidated assets, respectively, was the Renminbi. The Company does not believe that it is subject to significant foreign exchange risk and, accordingly, has not utilized hedging strategies with respect to such foreign exchange exposure.

Foreign currency exchange transaction gains or losses are charged to operations as incurred, and have not been significant for all periods presented. Foreign currency translation gains and losses are included as a separate component of stockholders' equity (deficit).

Comprehensive Income (Loss)

Statement of Financial Accounting Standards (SFAS) No.130, *Reporting Comprehensive Income*, established the standards for reporting and displaying comprehensive income (loss) in financial statements. Comprehensive income (loss) is defined to include all changes in stockholders' equity (deficit) during the period other than those changes that result from investments by and distributions to stockholders.

Concentration of Credit

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. The Company's cash and cash equivalents are on deposit at financial institutions and, at times, exceed the federal insured limits. The Company believes that the financial institutions are of high credit quality and that the Company is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company as indicated below had customers that comprise more than 10% of sales or accounts receivables for all periods presented in the accompanying consolidated financial statements. The Company establishes credit limits for each of its customers and reviews such limits prior to product shipment. The Company believes that the customers indicated below are of high credit quality and that the Company is not subject to unusual risk with respect to such customers, and generally does not require collateral. The following schedule summarizes the percent of total sales to customers for the periods indicated.

Customer	For the year ended December 31, 2008	2007
Customer A	14.9%	—
Customer D	12.4	55.3%
Customer E	21.0	16.3
Customer F	14.5	—
Customer G	16.0	—
% of total sales	78.8%	71.6%

The following schedule summarizes the percent of total accounts receivable balances for certain customers at the dates indicated.

Customer	Year ended December 31, 2008	2007
Customer D	—	79.0%
Customer E	32.4%	—
Customer F	14.2	—
Customer G	17.4	—
% of total accounts receivable	64.0%	79.0%

Concentration of Supplier

The Company relies on one supplier who is an affiliated investor for all wafer purchases required in the manufacturing process for its accelerometer products, which represents approximately 50% of all material costs for all periods presented in the accompanying consolidated financial statements. At December 31, 2008, the Company had $45,000 of non-cancellable open purchase order agreements with this affiliated supplier.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect at the date of the financial statements the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable, notes payable and accrued expenses approximate their fair values due to the short term nature of the instruments.

Income Taxes

Deferred tax assets and liabilities relate to temporary differences between the financial reporting bases and the tax bases of assets and liabilities, the carryforward tax losses and available tax credits. Such assets and liabilities are measured using tax rates and laws expected to be in effect at the time of their reversal or utilization. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to an amount more likely than not to be realized.

Intangible Assets

Intangible assets relate to issued and applied for patents on the Company's core technology, as well as gas meter processing know-how purchased in May 2008. The Company amortizes its own patents over 15 years and amortizes the purchased know-how over 5 years.

Intangible assets consisted of the following:

	December 31, 2008	December 31, 2007
Patents	$ 631,624	$457,132
Know-how	509,200	—
Gross intangible assets	1,140,824	457,132
Accumulated amortization	(162,568)	(66,192)
Net intangible assets	$ 978,256	$390,940

Amortization expense expected over the next five years is approximately $144,000 per year.

Inventories

Inventories are stated at the lower of cost (weighted average FIFO) or market. The Company evaluates its inventory for potential excess and obsolete inventories based on forecasted demands and records a provision for such amounts as necessary. The Company recorded a provision of $108,000 and $0 in 2008 and 2007, respectively.

Net Income (Loss) per Common Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average common shares outstanding. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted-average common shares and potentially dilutive securities outstanding during the period using the treasury stock method.

As of December 19, 2007, the effective date of the Company's IPO, the Company transitioned from having two classes of equity securities outstanding, common and preferred stock, to a single class of common stock. For the period prior to December 19, 2007, the Company calculated net income (loss) per share in accordance with SFAS No. 128, *Earnings Per Share* as clarified by Emerging Issues Task Force (EITF) Issue No. 03-6, *Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share*. EITF No. 03-6 clarifies the use of the "two-class" method of calculating earnings per share as originally prescribed in SFAS No. 128. Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the more dilutive of the (a) the two-class method, or (b) the if-converted method. The Company allocates net income first to convertible preferred stockholders based on dividend participation rights under the Company's Certificate of Incorporation and then to convertible preferred and common stockholders based on ownership interests. Net losses are not allocated to convertible preferred stockholders.

Property and Equipment

Property and equipment are recorded at cost. For financial reporting, depreciation is provided utilizing straight-line and accelerated methods over the estimated three to five-year life for equipment and furniture and fixtures, estimated twenty year life for the building in China, and the estimated forty-seven year life for land in China. Chinese statutory regulations stipulate that the ownership of land reverts back to the PRC after forty-seven years. The Company estimates a residual value of 10% of the assets' original cost in calculating depreciation for assets in China. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Costs for repairs and maintenance that do not increase the useful life of the asset are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue from the sale of its product to end customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) the Company's products have been shipped and risk of loss has passed to the customer; (iii) the Company has completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which the Company is entitled is fixed or determinable; and (v) the Company believes it is probable that it will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, the Company defers recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations when in the opinion of the Company, it is probable that the amount due to the Company will not be collected.

The Company sells its products to end customers as well as distributors. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. Accordingly, the Company follows the provisions of SFAS No. 48, "*Revenue Recognition When Right of Return Exists.*" SFAS No. 48 includes the following criteria for recognition of sales to distributors: (i) the selling price to the distributor is fixed or determinable at the date of shipment; (ii) the distributor's obligation to pay the selling price is not contingent on resale of the product; (iii) the Company's product has been shipped and risk of loss has passed to the distributor; (iv) it is probable that the amount due from the distributor will be collected; (v) the Company does not have significant future obligations to directly assist in the distributor's resale of the product; and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, the Company recognizes revenue upon shipment to the distributor and estimates returns based on historical sales returns.

The Company had a significant distributor for which the criteria under SFAS No. 48 had not been met for periods prior to August 30, 2007. Based on the early stage of the relationship with this distributor and its size, the Company was unable to make a reasonable estimate of future returns. Therefore, the Company deferred recognition of revenue and related product costs associated with sales to this distributor until the product was shipped to the distributor's end customers. Deferred revenue at June 30, 2007 amounted to $2.0 million. On August 30, 2007, the Company amended the agreement with the distributor to allow for returns only upon the Company's approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of August 30, 2007, and the Company recognizes revenue upon shipment to this distributor for all shipments made on or after August 30, 2007 based on shipments to this distributor. For all shipments through this distributor made prior to August 30, 2007, the Company continued to recognize its revenue upon shipments to the end customers. At December 31, 2007, all such shipments made to this distributor prior to August 30, 2007 had been sold by this distributor to end customers and therefore, there was no remaining deferred revenue at that date.

Reclassification

The company has reclassified certain prior year amounts to conform to the current year's presentation, including amounts for prior years included in its consolidated balance sheets with respect to its short-term and long-term deferred tax assets.

Shipping and Handling costs

Shipping and handling costs incurred are included in cost of goods sold in the consolidated statements of operations.

Short-term Investments

Short-term investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as short-term investments are included in interest and dividend income. Quarterly, management reviews the valuation of short-term investments and recognizes an impairment loss where the decline in value is deemed to be other than a temporary decline.

Short-term investments held by the Company at December 31, 2008 were primarily investments in mutual funds. Short-term investments held by the Company at December 31, 2007 consisted primarily of auction rate securities, which are classified as long-term investments as of December 31, 2008 (see Note 4).

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after December 15, 2005. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period). The pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS No. 123(R) on January 1, 2006 using the prospective transition method, which required that all new stock-based awards granted subsequent to adoption be recognized in the financial statements at fair value.

For all periods prior to January 1, 2006, the Company accounted for stock-based compensation arrangements with directors, officers and employees utilizing the intrinsic-value method under Accounting

Principles Board (APB) No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and provided pro forma disclosure applying the minimum value method recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based awards.

Stock-based compensation arrangements with non-employees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense is recognized for financial reporting over the term of performance or vesting.

Translation of Foreign Currency

The financial statements of MEMSIC Semiconductor are translated into United States dollars in accordance with SFAS No. 52, *Foreign Currency Translation*. The functional currency of MEMSIC Semiconductor, the Renminbi, is translated into United States dollars utilizing the following method: assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average exchange rates during the year. Cumulative translation gains and losses are included as a separate component of stockholders' equity (deficit) and reported as a part of comprehensive income (loss). Transaction gains and losses are included in the consolidated statements of operations as incurred.

Warranty Reserve

The Company's products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require the pre-approval of the Company. The Company's sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and the Company's estimate of repair costs. To date, warranty expenses have not been significant.

Stock Split

On November 9, 2007, the Company's board of directors approved a 1-for-2 reverse stock split of the Company's outstanding common stock. The reverse stock split became effective on November 20, 2007 and all common share and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets*, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142. The FSP is effective for financial statements for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of this FSP will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* (SFAS 141(R)). This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS 141(R) may have on its 2009 consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 159 was effective for the Company on January 1, 2008. The adoption of the provisions of SFAS 159 did not have any impact on the Company's financial position and results of operations.

4. LONG-TERM INVESTMENTS

Investments held by the Company at December 31, 2008 consisted primarily of auction rate securities, or ARS, and are considered available for sale. These securities reset the interest or dividend rates by auctions held at intervals of 7, 28, 35 or 49 days, and at such dates the Company has the option to sell such securities. The auction rate securities held by the Company have high credit quality ratings of at least AAA/Aaa and contractual maturities of greater than 10 years.

These investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as short-term investments are included in interest and dividend income. Quarterly, management reviews the valuation of short-term investments and considers whether any decline in value is deemed to be other than a temporary decline.

At December 31, 2008, the Company held two ARS investments: Illinois Educational Facilities Authority Select Auction Variable Rate Securities having a value at par of $3.0 million and Montana Health Facility Authority Select Auction Variable Rate Securities having a value at par of $2.8 million. The Company has classified these investments as long-term assets due to liquidity issues that have recently been experienced in global credit and capital markets as well as failed auctions during 2008. A failed auction means that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities the Company holds continue to pay interest in accordance with their stated terms. However, the failed auctions create uncertainty as to the liquidity of these securities.

Based on the Company's expected operating cash flows, and other sources of cash, the Company does not expect the potential lack of liquidity in these investments to affect its ability to execute its current business plan in the near term.

Fair Value Measurement

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) relating to assets and liabilities recognized or disclosed in the financial statements at fair value on a recurring basis on January 1, 2008. The adoption of these provisions did not have a material effect on the Company's consolidated financial statements.

SFAS 157 clarifies that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SFAS 157 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets
- Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs
- Level 3: Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities

The valuation techniques that may be used to measure fair value are as follows:

A. Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

B. Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method

C. Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost)

The Company's assets measured at fair value on a recurring basis during the period include (in thousands):

	Carrying amount as of December 31, 2008	Level 1	Level 2	Level 3	Valuation Technique
Auction rate securities	$5,553	$—	$—	$5,553	(B)

The reconciliation of the Company's assets measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows (in thousands):

	Auction Rate Securities
Balance at January 1, 2008	—
Additions	—
Transfers to Level 3	$5,800
Gains and losses:	—
Reported in earnings	—
Reported in other comprehensive loss	(247)
Balance at December 31, 2008	$5,553

The Company historically accounted for the ARS held in its portfolio as available-for-sale investments. The carrying value of these ARS approximated fair value due to the frequent resetting of the interest rate. While the Company continues to earn interest on those investments involved in failed auctions at the specified contractual rate, due to the failed auctions and the illiquidity of these securities under current market conditions, the Company has considered whether par value continues to be a reasonable basis for estimating the fair value of these ARS at December 31, 2008. The Company therefore estimated the fair value of these securities at December 31, 2008 using broker valuations and internally-developed models of the expected future cash flows related to the securities. One of the more significant assumptions made in the Company's internally-developed models was the term of expected cash flows of the underlying auction rate securities and the discount related to the illiquidity of the investments. The Company developed several scenarios for the liquidation of the auction rate securities over periods that ranged from 3 to 5 years. In estimating the fair value of these investments, the Company considered the financial condition and near-term prospect of the issuers, the magnitude of the losses compared to the investments' cost, the length of time the investments have been in an unrealized loss position, the low probability that the Company will be unable to collect all amounts due according to the contractual terms of the security, whether the security has been downgraded by a rating agency, and the Company's ability and intent to hold these investments until the anticipated recovery in market value occurs.

Based on the Company's internal modeling, the Company recorded a temporary unrealized impairment loss of $247,000 in other comprehensive loss at December 31, 2008 and wrote down the carrying value of these securities accordingly, from $5.8 million to $5.6 million. Based on the estimated operating cash flows and other sources of cash, the Company intends to hold these auction rate securities for the foreseeable future, if necessary.

The Company continues to monitor the market for auction rate securities and adjust its impact on the fair value of the Company's investments. If current market conditions deteriorate further, the Company may be required to record additional temporary unrealized losses in other comprehensive income (loss) or, if the decline in fair value is judged to be other-than-temporary, the cost basis of the individual security may be written off to fair value as a new cost basis and the amount of the write-down would be reflected as a charge to earnings.

5. INVENTORIES

Inventories consist of the following:

	December 31, 2008	December 31, 2007
Raw materials	$1,575,554	$1,200,179
Work in process	3,397,176	2,674,165
Finished goods	1,295,181	1,739,706
Total	$6,267,911	$5,614,050

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2008	December 31, 2007
Land	$ 359,272	$ 373,620
Building and improvements	1,638,433	1,541,132
Machinery and equipment	10,505,372	7,405,611
Computer hardware and software	689,791	519,527
Construction-in-progress	5,359,072	1,025,598
Total property and equipment, at cost	18,551,940	10,865,488
Less accumulated depreciation and amortization	5,200,219	3,187,714
Property and equipment, net	$13,351,721	$ 7,677,774

The Company began the construction of two new buildings adjacent to its current facility in December of 2007. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters housing for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Construction on the new facility is expected to be completed in two phases. Phase one includes the structural construction of the two new buildings and furnishing and fitting out the office building. Phase two includes the furnishing and equipment of the manufacturing facility. The structural construction portion of phase one is expected to be completed at the end of the second quarter of 2009. As part of the Company's expense reduction program, the Company has temporarily deferred the process of furnishing and fitting out the office building, pending more favorable economic conditions. The additional capital to complete phase one structural construction is estimated to be $1.6 million. The Company does not believe any impairment has occurred since its intention to utilize the new facility in its own operations has not changed. Phase two construction has been deferred pending the completion of phase one construction.

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2008	December 31, 2007
Accrued compensation	$ 276,282	$ 784,938
Professional fees	356,342	482,409
Initial public offering costs	361,751	584,526
Other	385,696	337,710
Total accrued expenses	$1,380,071	$2,189,583

8. CONVERTIBLE PREFERRED STOCK

On December 19, 2007, the Company closed its initial public offering of common stock and 28,121,639 shares of Preferred Stock were converted into 14,060,818 shares of common stock.

The Company had the following series and share designations of convertible preferred stock (Preferred Stock) prior to the completion of the initial public offering:

Convertible Stock	Dates Issued	Per Share Price	Shares Issued and Outstanding December 18, 2007
Series A	March 1999 and October 2000	$0.10 to $0.55	9,840,000
Series B	May 2001 and September 2001	$1.19	6,939,246
Series C	August 2002 through May 2004	$1.50	7,266,666
Series D	December 2006 and April 2007	$2.20	4,075,727
Total			28,121,639

The significant features of the Preferred Stock, including previous redemption rights, which existed prior to the completion of the initial public offering were as follows:

Liquidation Rights

The holders of Preferred Stock had the right to a liquidation preference, which could be exercised by the preferred stockholders under certain events outside of the Company's control. The liquidation values were determined as follows:

Series A: the greater of (a) $0.55 per share plus cumulative dividends compounded annually and, any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series B: the greater of (a) $1.1889 per share plus any cumulative dividends compounded annually and, any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series C: the greater of (a) $1.50 per share plus any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series D: the greater of (a) $0.55, or (b) fair value of common stock prior to such liquidation event.

A liquidation event included any of the following events; (i) voluntary or involuntary liquidation, (ii) dissolution, or winding up of the Company, (iii) merger or consolidation of the Company or a subsidiary of the Company into or with another corporation, and (iv) sale of all or substantially all of the assets of the Company.

Dividends

Holders of Series A and Series B convertible preferred stock were entitled to cumulative dividends at an annual rate of 8% and holders of Series C and Series D convertible preferred stock were entitled to cumulative dividends at an annual rate of 3%. Such dividends were only payable when and if declared by the Company's board of directors.

No dividends could be declared or paid to common stockholders prior to declaration and payment of the cumulative dividends. After declaration and payment of cumulative dividends, holders of preferred stock were entitled to participate in dividends with common stockholders.

Voting

Each holder of outstanding shares of the Preferred Stock was entitled to vote that number of shares equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder was then convertible.

The Company had determined the classification and carrying value of the Preferred Stock as follows:

Carrying Value

Since the liquidation preference remained in place subsequent to the elimination of the redemption feature and a deemed liquidation event was outside the control of the Company, the Company presented its Preferred Stock outside of permanent stockholders' equity (deficit) at dates prior to the initial public offering in accordance with ASR 268.

The Company measured the Preferred Stock at its original purchase price since the deemed liquidation was not probable at any of the reporting dates. The carrying values of the Preferred Stock at December 18, 2007 were as follows:

	December 18, 2007 Carrying Value
Series A	$ 5,412,000
Series B	8,250,000
Series C	10,900,002
Series D	8,966,600
	$33,528,602

Conversion to Common Stock

The holders of Preferred Stock, at their option, were entitled to convert their shares into shares of common stock. Additionally, upon the closing of an initial public offering of securities with net proceeds greater than $30 million and a price per share of $3.57 or greater, shares of Preferred Stock automatically converted into common stock. This ratio was subject to adjustment upon the occurrence of certain events such as a stock split, subdivision of the Company's common stock, recapitalization of the Company's capital stock or the issuance of certain dilutive securities. At December 31, 2006 and December 19, 2007, the conversion ratio for each series of Preferred Stock was two-for-one.

Upon conversion to common stock, the holder's right to receive cumulative undeclared dividends expired. Effective December 19, 2007 the Company's authorized capital stock included 10,000,000 shares of preferred stock with a $0.00001 par value per share, all of which were undesignated at December 31, 2008 and 2007.

9. COMMON STOCK

On December 19, 2007, the Company completed an initial public offering. The holders of the Company's common stock including shares issued in this offering, are entitled to one vote for each share held.

In March 2001, the Company issued an officer of the Company a loan, bearing interest at 5.07% for $200,000 related to the purchase of 200,000 shares of restricted common stock. The principal amounts of the loan were forgiven through 2006, and the interest was forgiven in 2007.

The Company reserved 2,942,130 and 3,475,718 shares at December 31, 2008 and 2007 for options to purchase common stock.

10. STOCK INCENTIVE PLAN

Description of Plan

On March 29, 2000, the Company's stockholders and board of directors approved the 2000 Omnibus Stock Plan (the "Plan"), as amended, under which 2,969,000 shares of the Company's common stock was reserved for issuance to directors, officers, employees, and consultants. Options granted under the 2000 Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The 2000 Plan provides that the exercise price of incentive stock options must be at least equal to the market value of the Company's common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of common stock of the Company, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

On August 22, 2007, the Company's board of directors approved the 2007 Stock Incentive Plan, (the "2007 Plan"), under which 3,000,000 shares of the Company's common stock are available for issuance. At the adoption date, 1,500,000 shares were reserved for issuance. The reserved amount will increase by 300,000 shares in each of the five anniversaries from the adoption date, for an aggregate of 3,000,000 shares issuable under the 2007 Plan. In November 2007, the Company's board of directors approved to close the 2000 Plan and transferred the remaining options of 26,425 shares available for grant under the 2000 plan to the 2007 plan increasing the initial number of shares available for issuance from 1,500,000 to 1,526,425.

Prior to December 19, 2007, there was no public market for the Company's common stock. Accordingly, the board of directors determined the market value of the common stock at the date of grant by considering a number of relevant factors, including the Company's operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arm's-length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

Determination of Fair Value of Common Stock

The Company had the following option grants during 2007 prior to the completion of its initial public offering:

Date of Award	Options Granted	Exercise Option Price Per Share	Fair Value of Common Stock	Fair Value of Option
October 2007	500,000	$11.70	$11.70	$6.72
August 2007	457,950	$ 7.64(1)	$ 7.64	$4.64
July 2007	389,000	$ 6.84(1)	$ 6.84	$4.18
March 2007 – April 2007	37,500	$ 3.70	$ 3.70	$2.16
January 2007 – February 2007	115,000	$ 1.54	$ 3.22	$2.38

(1) The Company granted 389,000 common stock options with an exercise price of $4.88 per share in July 2007 and 457,950 common stock options with an exercise price of $6.50 per share in August 2007. At the time of the grants the exercise prices were determined by the

Board with input from management based on the estimated fair value of its common stock. Subsequently, the Company had retrospective valuation reports prepared by a third party valuation specialist to support the fair value of the options granted and determined the fair value to be $6.84 for the options granted in July and $7.64 for the options granted in August. As a result of the valuation reports, the grants were modified to increase their respective exercise prices to the reported fair values.

The Company issued Series D convertible preferred stock at $2.20 in April 2007.

At the time of these option grants, the exercise price was determined by the Board with input by management based on the various objective and subjective factors mentioned above as well as valuation reports when available. The fair value per share is being recognized as compensation expense over the applicable vesting period (which corresponds to the service period).

The Company engaged an independent third party to assist management in preparing retrospective valuation reports to support the fair value of options granted during 2007. Management believes that the valuation methodologies used in the retrospective valuations are consistent with the Practice Aid of the American Institute of Certified Public Accountants entitled *Valuation of Privately Held Company Equity Securities Issued as Compensation.*

In each retrospective valuation, a probability-weighted combination of the guideline public company method and the discounted future cash flow method was used to estimate the aggregate enterprise value of the Company at the applicable valuation date. The guideline public company method estimates the fair market value of a company by applying to that company market multiples, in this case revenue and EBITDA multiples, of publicly traded firms in similar lines of business. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors to those of the Company's. Equal weighting has been applied to the valuations derived from using the revenue and EBITDA multiples in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates between 18-25% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on the Company's expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to its common stock, the Company used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for the Company assuming various future outcomes, the timing of which is based on the plans of its board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class. The fair market value of the Company's common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to its shareholders under each of four possible future scenarios.

Three of the scenarios assume a shareholder exit, either through an initial public offering (IPO), a sale of the Company to a strategic acquirer, or dissolution of the company at or below liquidation preference. The fourth scenario assumes operations continue as a private company and no exit transaction occurs. For the IPO scenario, the estimated future and present values for the Company's common stock was calculated using assumptions including; the expected pre-money valuation (pre-IPO) based on the guideline public company method discussed above; the anticipated dates of the future expected IPO; and an appropriate risk-adjusted discount rate. For the sale scenario, the estimated future and present values for the Company's common stock was calculated using assumptions including: an equal weighting of the guideline public company method and the discounted cash flow method discussed above; the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the dissolution scenario, all of the proceeds are distributed to the preferred shareholders. No proceeds are available for distribution to the common shareholders, and the value of the common stock is zero. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for the Company's common stock under each scenario was probability weighted based on management's estimate of the relative occurrence of each scenario.

Based upon the private equity fund raisings through April 2007, the Company placed approximately 25% probability on the Company going public and 35% probability of the sale of the Company. The Company increased the probability of the initial public offering to 60% and decreased the probability of a sale to 30% in June 2007. In August 2007, the Company increased the probability of the initial public offering to 70% and decreased the probability of a sale to 20% in connection with option grants made in August 2007. In September 2007, the Company increased the probability of the initial public offering to 85% and decreased the probability of a sale to 10%.

Valuation of Stock Options

The Company has incorporated the fair values determined in the retrospective valuations for the stock options granted prior to the initial public offering in 2007 and the market value for stock options granted post the initial public offering into the Black-Scholes option pricing model when calculating the compensation expense to be recognized. The key input assumptions used in the Black-Scholes option pricing model include; (i) the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date, (ii) the expected life of the options is based on evaluations of historical and expected future employee exercise behavior; (iii) volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment; and (iv) dividend yield, the Company has not paid dividends in the past and it does not expect to in the foreseeable future. The Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

The fair value of each option grant was estimated on the date of grant utilizing the following assumptions:

	2008	2007
Volatility	64%-72%	64%-68%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Risk free interest rate	2.0%-3.3%	4.5%-5.6%
Forfeitures	27%-39%	22-30%

For the years ended December 31, 2008 and 2007, the Company recorded stock-based compensation expense for the fair value of stock options granted to the Company's employees and directors in the amount of $1,215,833 and $491,127, respectively. At December 31, 2008, total unrecognized stock-based compensation expense for stock options granted to the Company's employees and directors was estimated to approximate $3.8 million.

For stock options issued in 2005, the Company recorded a deferred stock compensation expense of $629,000 for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006. For the year ended December 31, 2008 and 2007, the Company recorded stock-based compensation expense for these options in the amount of $80,858 and $103,075, respectively. At December 31, 2008, the total unrecognized stock-based compensation expense was approximately $32,259.

The stock option activity under the 2000 and 2007 Stock Plan is as follows:

Activity	Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding options at December 31, 2006	1,224,480	$0.54	7.0	$3,281,606
Granted	1,499,450	8.20		
Exercised	(594,762)	0.51		
Cancelled	(145,875)	5.39		
Outstanding options at December 31, 2007	1,983,293	$5.99	8.8	$9,002,669
Granted	1,154,350	3.34		
Exercised	(114,125)	0.41		
Cancelled	(666,463)	4.95		
Outstanding options at December 31, 2008	2,357,055	$5.26	8.5	$ 461,764
Exercisable options at December 31, 2008	527,043	$3.44		$ 349,543
Exercisable options at December 31, 2007	304,530	$0.51		$2,929,636
Weighted average fair value of 2007 options granted		$4.98		
Weighted average fair value of 2008 options granted		$1.90		
Options available for grant at December 31, 2008	585,075			
Vested and expected to vest at December 31, 2008	1,741,370	$5.00	—	$ 427,603

The intrinsic values (aggregate market value minus aggregate exercise price) of stock options exercised during the years ended December 31, 2008 and 2007 were $141,669 and $201,983, respectively. The total fair value of options vested during December 31, 2008 and 2007 was approximately $1,231,000 and $309,500, respectively.

The Company has historically accounted for stock options granted to consultants using the fair value method for the calculation of compensation cost. For the years ended December 31, 2008 and 2007, the Company recorded compensation expense for stock option grants to consultants in the amount of ($36,445) and $116,600, respectively.

The total unrecognized stock-based compensation expense related to the non-qualified common stock option grants to consultants expected to be charged to operations was estimated to approximate $62,000 and $266,000, respectively, at December 31, 2008 and 2007.

11. COMPREHENSIVE INCOME (LOSS)

The Company's comprehensive income (loss) is the sum of net income (loss), the foreign currency translation adjustment and unrealized impairment loss on auction rate securities, as follows:

	For the year ended December 31,	
	2008	2007
Net income (loss)	$(1,682,142)	$6,079,909
Other comprehensive income:		
Foreign currency translation adjustment	1,411,154	721,698
Unrealized impairment loss	(247,000)	—
Total comprehensive income (loss)	$ (517,988)	$6,801,607

The accumulated other comprehensive income was $2,227,901 and $1,063,747 at the end of December 31, 2008 and 2007, respectively. Accumulated other comprehensive income related to the accumulated unrealized impairment loss was $247,000 and $0 at December 31, 2008 and 2007. The accumulated foreign currency translation adjustment was $2,474,901 and $1,063,747 at the end of December 31, 2008 and 2007, respectively.

12. NET INCOME (LOSS) PER COMMON SHARE

The calculation of the numerator and denominator for basic and diluted net income (loss) per common share is as follows:

	Years Ended December 31,	
	2008	2007
Numerator:		
Net income (loss)	$ (1,682,142)	$6,079,909
Allocation of net income (loss)[1]:		
Net income allocable to period during which two classes of equity securities outstanding	$ —	$5,896,332
Net income (loss) allocable to period during which only one class of equity securities outstanding	(1,682,142)	183,577
Net income (loss)	$ (1,682,142)	$6,079,909
Basic:		
Preferred stock cumulative dividends	$ —	$1,627,722
Undistributed net income allocated to preferred stockholders	—	3,628,477
Net income available to preferred stockholders	—	5,256,199
Net income (loss) available to common stockholders	(1,682,142)	823,710
Net income	$ (1,682,142)	$6,079,909
Diluted:		
Accretion of preferred stock	$ —	$1,627,722
Undistributed net income allocated to preferred stockholders	—	3,488,400
Net income available to preferred stockholders	—	5,116,122
Net income (loss) available to common stockholders	(1,682,142)	963,787
Net income (loss)	$ (1,682,142)	$6,079,909
Denominator:		
Basic weighted average shares	23,681,923	3,127,914
Dilution effect of common stock equivalents	—	698,958
Diluted weighted average shares	23,681,923	3,826,872
Calculation of net income (loss) per common share		
Basic:		
Net income (loss) available to common stockholders	$ (1,682,142)	$ 823,710
Weighted average shares of stock outstanding	23,681,923	3,127,914
Net income (loss) per common share	$ (0.07)	$ 0.26
Diluted:		
Net income (loss) available to common stockholders	$ (1,682,142)	$ 963,787
Weighted average shares of stock outstanding	23,681,923	3,826,872
Net income (loss) per common share	$ (0.07)	$ 0.25

(1) As of December 19, 2007, the effective date of the Company's IPO, the Company transitioned from having two classes of equity securities outstanding, common and preferred stock, to a single class of equity securities outstanding, common stock, upon automatic conversion of shares of convertible preferred stock into shares of common stock.

The following table summarizes the accretion of dividends to preferred stock used in the net income (loss) per common share calculation:

	Period ended December 19, 2007
Series A accretion of dividends	$ 418,725
Series B accretion of dividends	638,301
Series C accretion of dividends	316,249
Series D accretion of dividends	254,447
Issuance costs	—
	$1,627,722

13. INCOME TAXES

The Company is subject to United States federal and state income taxes as well as taxation rules and regulations in the PRC.

The income tax expense (benefit) consists of the following:

	Year Ended December 31,	
	2008	2007
Income tax expense (benefit)		
Current:		
Federal	$ (64,514)	$ 38,008
State	7,873	75,361
Foreign	—	—
Total current	(56,641)	113,369
Deferred:		
Federal	500,085	652,433
State	(2,677)	205,459
Foreign	(114,643)	—
Total deferred	382,765	857,892
	$ 326,124	$971,261

The following table presents pre-tax income (loss) for the Company and its subsidiary:

	Year Ended December 31,	
	2008	2007
United States	$(1,829,138)	$2,260,798
China	473,120	4,790,372
	$(1,356,018)	$7,051,170

The following table reconciles the provision for taxes with the expected income tax obligation (benefit) by applying the United States federal statutory rate to the net income (loss):

	Year Ended December 31,	
	2008	2007
Provision (benefit) computed at statutory rate	$ (461,046)	$ 2,397,397
State income tax, net of federal benefit	5,196	185,341
Permanent differences	(139,850)	19,530
Increase in valuation allowance	1,191,008	—
Other	5,640	(2,281)
Foreign rate difference	(274,824)	(1,628,726)
Provision for income taxes	$ 326,124	$ 971,261

The Company has a policy to reinvest any earnings of its MEMSIC Semiconductor in the Chinese operations. The Company has not provided for U.S. income taxes that could result from the distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of MEMSIC Semiconductor were sold or transferred, the Company would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings. As of December 31, 2008, the Company had cumulative foreign earnings of $4.9 million. The Company's subsidiary in China is governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises ("FIEs") and Foreign Enterprises and various local income tax laws (the "PRC Income Tax Law"). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to income tax at a statutory rate of a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax.

On March 16, 2007, the National People's Congress approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law.

Since the Company's subsidiary in China qualifies as a "high technology" enterprise specially supported by the PRC government, it is entitled to the reduced FEIT rate of 15% and is exempt from FEIT for its first two years of profitable operations after offsetting prior year's tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, the Company's MEMSIC Semiconductor is exempted from the 3% local income tax during the above preferential tax treatment periods of five years pursuant to the Rule Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

However, according to the relevant transition preferential tax policies issued by the State Council on March 16, 2007, the preferential enterprise income tax rate under the new tax law and the transition-period preferential tax policy can not apply simultaneously. That is to say, MEMSIC Semiconductor may either choose to enjoy the exemption from enterprise income tax for 2007 and 2008 and a 50% reduction on the uniform enterprise income tax rate of 25% from 2009 to 2011, or, choose the preferential enterprise income tax rate of 15% for qualified high-technology companies under the new tax law. The Company believes the adoption of the transition-period preferential tax policy will be more beneficial to MEMSIC Semiconductor.

At December 31, 2008, the MEMSIC Semiconductor ended its second year of the two-year tax holiday and expects to apply a 50% reduced uniform enterprise income tax rate from 2009 to 2011 resulting in an effective rate of 12.5%.

Significant components of the Company's deferred tax assets consist of the following:

	December 31, 2008	December 31, 2007
Deferred tax asset		
Accruals and reserves	$ 374,804	$ 36,700
Net operating loss carryforwards	396,800	5,700
AMT tax credit carryforward	38,008	38,008
Depreciation and amortization	47,939	117,900
Stock based compensation	448,100	299,100
Long term investment	84,600	—
Deferred tax assets	1,390,251	497,408
Less valuation allowance	(1,275,608)	—
Net deferred tax assets	$ 114,643	$497,408

Of the $1,275,608 valuation allowance, $84,600 was recorded through other comprehensive income related to temporary decline of the long-term investment balance.

The deferred tax assets related to temporary differences of the Company's China subsidiary for the years ended December 31, 2008 and 2007 amounted to $114,643 and $0, respectively.

As of the fourth quarter of 2008, the Company entered into a three-year cumulative loss position in the United States and concluded that a valuation allowance was appropriate for its deferred tax assets in the United States. After considering all sources of taxable income for the carryover period in accordance with SFAS No. 109, the Company recorded a full valuation allowance against its deferred tax assets based upon uncertainty with respect to future taxable income in the United States.

At December 31, 2008, the Company had gross U.S. net operating loss carryforwards of $1.4 million, which expire in the year 2028. Included within this amount is approximately $258,000 of excess tax deductions associated with non-qualified stock options that have been exercised. When these excess tax benefits actually result in a reduction to currently payable income taxes, the tax benefit will be recorded as an increase to additional paid-in capital. The Company's operating losses may be subject to limitations under provisions of the Internal Revenue Code.

On July 13, 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109*, which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how the Company should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on the Company's tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. On January 1, 2007, the Company adopted FIN 48. At the adoption date, the Company did not have any unrecognized tax benefits and determined the impact of FIN 48 was not material to the Company's consolidated financial statements. During 2007, no new additional unrecognized tax benefits were identified.

14. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its United States corporate headquarters facility, sales offices and certain equipment under non-cancelable operating leases expiring through 2012. The Company owns the property utilized for manufacturing and certain other operations located in Wuxi, Jiangsu Province, in the PRC.

At December 31, 2008, future minimum annual non-cancelable operating lease commitments were $190,000, $159,000, $144,000, $144,000 and $60,000 for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 respectively. Total rent expense for the years ended December 31, 2008 and 2007 was $196,000 and $167,000, respectively.

Licensing Agreement and Marketing Agreements

In connection with the initial capitalization, the Company was assigned a technology license related to the design, manufacture and sale of low-cost thermal accelerometers from Analog Devices, Inc. The Company agreed to fulfill the obligations under the technology license, including royalty obligations to a university and patent prosecution expenses. While the Company believes that the agreements as a whole provide it with exclusive rights to the license and the patents, there can be no assurance that, if a third party challenges the validity of the patents, the Company will prevail and continue exclusive rights to the licensed technology and patents.

The license agreement requires that the Company pay the university a quarterly royalty of 1% of net sales, not to exceed $100,000 per year, during the term of the license agreement. The Company paid royalty fees in the amount of $100,000 in each of the two years ended December 31, 2008 and 2007, and recorded such amounts to general and administrative expenses in the consolidated statements of operations.

Employee Benefit Plan

The Company maintains a 401(k) retirement savings plan (the Plan) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all U.S. employees of the Company. The Company contributes an amount equal to 100% of the amount contributed by each employee, up to 2% of their base compensation. The Company's matching contributions vest over a four year period. Employee contributions and the Company's matching contributions are invested in one or more collective investment funds at the participant's direction. For the years ended December 31, 2008 and 2007, the Company's contributions, including administrative fees, were approximately $24,937 and $32,246, respectively.

General

The Company is subject to potential claims in the normal course of business and on occasion, may be named as a defendant in lawsuits. There is no pending claim that the Company believes would, if decided adversely to the Company, have a material impact on the Company's accompanying financial statements.

15. SEGMENT INFORMATION

The Company conducts its operations and manages its business in one segment, the development and design, manufacture and sale of semiconductor sensor systems solutions based on micro electromechanical systems (MEMS) technology and advanced integrated circuit design. Within this segment, the Company's chief executive officer views the operations of the manufacturing unit and the sales and marketing organizations as an integrated business unit and utilizes enterprise wide operating results as one factor in making operating decisions.

Revenues, denominated in United States dollars, by geographical region are as follows:

	For the year ended December 31,	
	2008	2007
Asia (excluding Japan)	$ 9,645,189	$16,188,453
Europe	1,472,064	733,933
Japan	3,460,290	3,151,440
North America	5,498,901	5,166,716
Other	—	29,090
Total	$20,076,444	$25,269,632

Revenues, by product application are as follows:

	For the year ended December 31,	
	2008	2007
Mobile Phone	$ 7,600,739	$14,367,117
Consumer	5,352,739	4,273,615
Automotive	5,621,455	4,927,338
Industrial/other	1,501,511	1,701,562
Total	$20,076,444	$25,269,632

Long-lived assets, denominated in United States dollars, by geographical region are as follows:

	December 31,	
	2008	2007
United States	$ 6,557,971	$ 786,366
China	13,376,535	7,311,976
Total	$19,934,506	$8,098,342

Total assets, denominated in United States dollars, by geographical region are as follows:

	December 31,	
	2008	2007
United States	$58,369,649	$71,469,309
China	36,652,127	17,382,255
Total	$95,021,776	$88,851,564

16. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Summarized activity with respect to the allowance for uncollectible accounts receivable is as follows:

	Year Ended December 31,	
	2008	2007
Balance at the beginning of the period	$ 8,503	$7,122
Provision for losses	—	1,381
Receivables charged against reserve	(2,062)	—
Balance at the end of the period	$ 6,441	$8,503

17. NOTE RECEIVABLE

On October 15, 2008, the Company entered into a Convertible Note Agreement with Intelligent Spatial Technologies, Inc. ("iST"), where the Company provided a loan in the amount of $300,000 to iST at an interest rate of 6% per annum to fund the development by iST of application technology synergistic to the Company's emerging product solutions. The principal amount, together with any then unpaid accrued interest and all other amounts owed (the "Outstanding Balance") shall be due and payable on July 31, 2011. This loan has a conversion feature. In the event of iST obtains financing prior to the repayment of the Outstanding Balance, the Outstanding Balance shall automatically be converted into iST's capital stock or equity securities at a conversion price equal to 50% of the per share selling price sold in iST's financing. At December 31, 2008, the Company reserved the full amount of the $300,000 note receivable based on its evaluation of iST's financial situation and repayment ability.

18. QUARTERLY DATA (Unaudited)

	2008 Quarter Ended			
	March	June(1)	September	December(2)
Net sales	$6,258,228	$ 3,603,810	$5,015,423	$ 5,198,983
Gross profit	3,537,191	1,129,517	2,572,160	2,378,786
Net income (loss)	1,537,170	(1,433,277)	131,122	(1,917,157)
Basic and diluted net income (loss) per common share	$ 0.06	$ (0.06)	$ 0.01	$ (0.08)

	2007 Quarter Ended			
	March	June	September	December
Net sales	$4,315,739	$ 5,124,836	$9,328,016	$ 6,501,041
Gross profit	2,922,639	3,349,577	6,047,765	4,133,149
Net income	778,934	1,145,763	2,778,384	1,376,828
Basic and diluted net income per common share	$ 0.02	$ 0.04	$ 0.14	$ 0.06

Note:

(1) The second quarter of 2008 net sales included a $2.0 million reversal of revenue related to revenue which was recorded in the first quarter of 2008 related the sale of torches used for the 2008 Olympic Games.

(2) The fourth quarter of 2008 net sales included a $171,000 reversal of rebate allowance due to a change in estimate. The fourth quarter of 2008 net loss included $1.3 million, the impact of a valuation allowance against the deferred tax assets in the US.

19. SUBSEQUENT EVENT

On January 6, 2009, the Company entered into a Purchase and Lease Agreement with Advanced MicroSensors, Inc. ("AMS"), in which the Company agreed to acquire certain equipment from AMS for an amount of $300,000 and agreed to lease the equipment back to AMS over a one-year period.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were (1) designed to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the control system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and the application of judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control over Financial Reporting

(a) Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2008 based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm, as permitted by the transition rules of the Securities and Exchange Commission applicable to newly public companies.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Board of Directors

Our board of directors is divided into three classes. Each of the directors serves a three-year term, with one class of directors being elected by our stockholders at each annual meeting. Currently, our directors are divided into Classes I, II and III as follows:

Name	Age	Term Expires	Position
CLASS I DIRECTORS			
Lawrence A. Kaufman, Ph.D	67	2011	Director
David Yang(1)(2)	40	2011	Director
CLASS II DIRECTORS			
Roger W. Blethen(2)	57	2009	Lead Director
Yang Zhao, Ph.D	46	2009	President, Chief Executive Officer and Chairman of the Board of Directors
CLASS III DIRECTORS			
Michael Tung(1)(3)	53	2010	Director
Paul M. Zavracky, Ph.D(1)(2)(3)	60	2010	Director

(1) Member of audit committee.
(2) Member of compensation committee.
(3) Member of nominating committee.

Lawrence A. Kaufman, Ph.D. has served as a director since 2008. Mr. Kaufman has been the president and chief executive officer of Lightwave Power Inc., a provider of photovoltaic products for solar energy, since May 2008. From 2006 to 2007, Dr. Kaufman was a partner in The GulfStream Group. Prior to joining The GulfStream Group, Dr. Kaufman founded Sionex Corporation, a venture-backed company that develops miniature chemical sensors, and served as its president and chief executive officer from 2000 to 2003 and as Executive Vice President from 2003 to 2005. Dr. Kaufman currently serves as a director of Sionex Corporation and is a partner in The Pinnacle Acquisition Group. Dr. Kaufman was a director of Optical Tape Systems, Inc., from 2005 to 2007, and a director of The MicroOptical Corporation, from 2002 to 2006. Dr. Kaufman received a Bachelor of Science degree in Physics from Rensselaer Polytechnic Institute and a Ph.D. in Solid State Physics from Tufts University.

David Yang has served as a director since 2007. Mr. Yang is a partner of The CID Group and joined The CID Group as one of the founding employees in 1998. Prior to founding The CID Group, Mr. Yang co-founded an incubator firm, Future Technology Consulting, Inc. to provide legal and advisory work to technology start-up companies in Taiwan. From 1994 to 1997, he served as a lawyer for Tsar and Tsai Law Firm and Jones Day. Mr. Yang has previously served as director or observer for Techwell, Inc., Advanced Analogic Technologies, Inc. and Young Fast Optoelectronic Co., Ltd. Mr. Yang received a J.D. degree from Cornell University in 1993 and a B.A. degree in Asian Studies from the University of Michigan, Ann Arbor in 1990.

Roger W. Blethen has served as a director since 2005. In March 2008, our Board of Directors designated Mr. Blethen as our lead director. In 2001, Mr. Blethen was appointed chairman of the board of LTX Corporation, a provider of semiconductor test solutions to major integrated-circuit manufacturers. Mr. Blethen served as the president and chief executive officer of LTX Corporation from 1994 to October 2005. Mr. Blethen serves as Chairman of Quebec-based Diablo Technologies Inc. Mr. Blethen currently serves Northeastern University on its Industrial Advisory Board to the Department of Electrical and Computer Engineering and as an advisor to its School for Technological Entrepreneurship. Mr. Blethen received his B.S. in Electrical Engineering from Northeastern University in 1974.

Yang Zhao, Ph.D., is our founder and has served as our President and Chief Executive Officer since our inception and as chairman of the Board of Directors since 2007. Dr. Zhao has over 17 years of experience in MEMS technology and related business development. Prior to founding our company in 1999, Dr. Zhao served in various management positions at Analog Devices, Inc. for seven years, where he was instrumental in developing ADI's potential MEMS product line and forming industry-wide strategic relationships. Dr. Zhao is well-recognized in the field of MEMS technology. He has been named as an inventor on 11 U.S. patents in IC circuit, processing, packaging and MEMS technology. Dr. Zhao holds a B.S. degree in physics from Peking University, as well as a master's degree and a Ph.D. in electrical engineering from Princeton University where he studied under Professor Daniel Tsui, who won the 1998 Nobel Prize in physics. He is currently the vice chairman of the board at the School of Engineering of Peking University.

Michael Tung has served as a director since 2004. Mr. Tung joined InveStar Capital Inc. as chief financial officer and Managing Partner in 2002 and is responsible for managing its investment portfolio companies in both Taiwan and U.S. Mr. Tung also serves as Managing Partner to manage the Silicon Valley office. Mr. Tung has over 20 years of experience in finance, taxation, accounting and general management. He served as chief financial officer for more than 10 years in various organizations, including Acer America Corp., Foxconn Corporation and Fibera Inc. (a start-up company). Mr. Tung worked as Senior Audit Manager of KPMG for 10 years. Mr. Tung received a B.S. degree in Accounting from Tam Kay University.

Paul M. Zavracky, Ph.D., has served as a director since 1999. Dr. Zavracky's more than 30 years of business experience includes research at MIT Lincoln Laboratory, teaching at a major university, and management of successful venture funded companies. Since 2006 he has served Northeastern University as the Dean of the School of Technological Entrepreneurship. From 1998 to 2006, he was the president and chief operating officer of The MicroOptical Corporation, a start-up company he co-founded. Between 1991 and 1998, he was a tenured professor of electrical engineering at Northeastern University. Before joining Northeastern University, Dr. Zavracky was the chief operating officer of Kopin Corporation, a venture backed company that he and a small group of colleagues from the Massachusetts Institute of Technology's Lincoln Labs started. He led the effort in establishing Kopin's SOI materials capability as an enabling technology for liquid crystal microdisplays. Dr. Zavracky spent five years at The Foxboro Company as principal scientist and technical group leader establishing a MEMS program beginning in 1980. Dr. Zavracky also spent five years at Coulter Corporation managing the government system group working on electrophotographic film and five years at MIT Lincoln Laboratory where he was involved in the development of materials for solar energy applications. He obtained his Ph.D. in Physics at Tufts University. He holds Bachelors and Master's degrees in Physics from Northeastern University. He has more than 100 publications and 67 issued patents.

Chairman of the Board and Lead Director

Yang Zhao, Ph.D., our president and chief executive officer, is also the chairman of our board of directors. In that capacity, he presides over all meetings of the board. In March 2008, our board of directors established the additional position of lead director and appointed Roger Blethen to serve in that position. Our lead director is a non-employee director whose responsibilities are to:

- Preside over board meetings in the absence of the chairman and lead "executive sessions" of the board (i.e., sessions without management present);
- Consult with other directors concerning corporate governance matters and identification of issues for board meeting discussions and set the board meeting agenda in consultation with the chairman;
- Advise the chief executive officer on organizational development, business strategy and corporate governance; and
- Advise the chief executive officer and chief financial officer on appropriate communications policies and procedures.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee, which are the only standing committees of the board of directors.

Audit committee. Our audit committee consists of Messrs. Tung, Yang and Zavracky, with Mr. Tung serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the qualifications, independence and performance of our independent registered public accounting firm, Ernst & Young LLP; engages and determines the compensation of the independent auditor; approves the retention of the independent auditor to perform any proposed permissible non-audit services; reviews our financial disclosures, including our critical accounting policies and internal controls over financial reporting; prepares an annual report to our stockholders for inclusion in our proxy statement; reviews and approves in advance any proposed related party transactions; and discusses with management and the independent auditor the results of the annual audit and our financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Global Market and SEC rules and regulations. In addition, the board of directors has determined that Mr. Tung is qualified as an "audit committee financial expert" within the meaning of the SEC rules and regulations.

Compensation committee. Our compensation committee consists of Messrs. Blethen, Yang and Zavracky, with Mr. Blethen serving as chair. Our compensation committee administers our stock option plans and employee stock purchase plans; recommends to our board of directors the compensation of our executive officers; prepares a report of the committee required by the rules of the SEC to be included in our proxy statement; recommends to our board of directors any performance-based awards to be granted to any of our executive officers or other employees; recommend to our board of directors the terms and conditions of any employment agreement and any arrangements regarding severance or change of control payments with any of our executive officers; recommend to our board of directors, and review periodically, the compensation of our directors, recommend to our board of directors, and review periodically, the composition of our plans and programs for employee compensation. We believe that each member of our compensation committee meets the requirements for independence under the rules of The Nasdaq Global Market.

Nominating committee. Our nominating committee currently consists of Messrs. Tung and Zavracky, with Dr. Zavracky serving as chair. Our nominating committee identifies individuals qualified to become members of the board and to recommend to our board of directors nominees for election as directors. We believe that Messrs. Tung and Zavracky meet the independence requirements under the rules of The Nasdaq Global Market.

2008 Director Compensation

Historically, we have not provided cash compensation to directors for their services as directors or members of committees of our board of directors, nor have we compensated our directors who are affiliated with venture capital firms that are significant stockholders of our company for their services as directors. Messrs. Blethen and Zavracky received compensation in the form of non-qualified stock options. We reimbursed directors for their reasonable expenses incurred in attending meetings of our board of directors and of committees of our board of directors.

In February 2008, our board of directors adopted a new policy for compensation of our non-employee directors, under which they receive cash retainers (payable quarterly in arrears), per meeting fees and annual stock option awards, as follows:

- Each non-employee director receives a cash retainer in the amount of $20,000 per year;
- Our lead director and chairpersons of our standing committees receive additional annual cash retainers, as follows: lead director, $20,000; audit committee chair, $10,000; compensation committee chair, $7,500; and nominating committee chair, $5,000;

- Each incumbent non-employee director receives annually a non-qualified stock option to purchase 12,000 shares of our common stock, and any newly elected non-employee director will receive upon such election a non-qualified stock option to purchase 20,000 shares of our common stock;
- Our non-employee directors also receive cash fees for each meeting of the board of directors or of any committee of which they are members that they attend, as follows: all non-employee directors, $2,500 per board meeting; audit committee chair, up to $1,500 per audit committee meeting; compensation committee chair, $2,500 per compensation committee meeting; and other members of our standing committees, $1,000 per committee meeting.

The following table details the compensation paid to our directors, other than Dr. Zhao, during the year ended December 31, 2008.

	Fees earned or paid in cash(1)	Option awards(2)	Total
Roger W. Blethen(3)(4)	$70,000	$11,834	$81,834
Lawrence A. Kaufman, Ph.D.(5)	$ —	$ —	$ —
Michael Tung(3)	$50,000	$11,834	$61,834
David Yang(3)	$43,000	$11,834	$54,834
Paul M. Zavracky, Ph.D.(3)(6)	$47,000	$11,834	$58,834

(1) Amounts shown reflect fees earned in calendar year 2008 and do not include fees paid in 2008 for services provided in calendar year 2007.

(2) Amounts shown do not reflect compensation actually received. The amounts shown are compiled on the same basis as that used in determining the expense recognized in our 2008 consolidated financial statements in accordance with SFAS 123(R), except that we have disregarded any estimate of future forfeitures related to service-based vesting conditions with respect to such option awards. The other assumptions used to calculate the expense amounts shown for stock options in 2008 are described in Note 10 to the consolidated financial statements in this Annual Report on Form 10-K.

(3) On March 12, 2008, we granted each of Messrs. Blethen, Tung, Yang and Zavracky a non-qualified stock option to purchase 12,000 shares of our common stock at an exercise price of $6.40 per share, vesting in equal installments on each of the first three anniversaries of the date of grant.

(4) Mr. Blethen was granted a stock option of 75,000 shares of our common stock on April 28, 2005 at an exercise price of $0.30 per share, vesting in four equal installments over four years. As of December 31, 2008, 56,250 options were vested and 87,000 options remained outstanding (including vested and unvested options).

(5) On January 21, 2009, we granted Dr. Kaufman a non-qualified stock option to purchase 20,000 shares of our common at an exercise price of $1.64 per share, vesting in equal installments on each of the first three anniversaries of the date of grant.

(6) Dr. Zavracky was granted stock options to purchase 36,000 shares of our common stock on March 30, 2000 at an exercise price of $1.00 per share, 30,000 shares on February 12, 2004 at an exercise price of $0.30 per share and 45,000 shares on April 28, 2005 at an exercise price of $0.30 per share, in each case vesting in four equal installments over four years. As of December 31, 2008, 99,750 options were vested and 123,000 options remained outstanding (including vested and unvested options).

Director Candidates and Selection Process

Our nominating committee is responsible for identifying and reviewing candidates to fill open positions on the board of directors, including positions arising as a result of the expiration of the term, removal, resignation or retirement of any director, an increase in the size of the board or otherwise, and recommending to our full board candidates for nomination for election to the board. In recommending new directors, the committee will consider any requirements of applicable law or listing standards, a candidate's strength of character, judgment, business experience and specific area of expertise, factors relating to the composition of the board (including its size and structure), principles of diversity, and such other factors as the committee deems to be appropriate.

The committee is responsible for reviewing from time to time the appropriate skills and characteristics required of board members in the context of the current make-up of the board, including such factors as business experience, diversity, and personal skills in technology, finance, marketing, sales, financial reporting and other areas that contribute to an effective board.

Stockholders may recommend individuals to the nominating committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to our nominating committee, c/o Corporate Secretary, MEMSIC, Inc., One Tech Drive, Suite 325, Andover, Massachusetts 01810. Assuming that appropriate biographical and background material has been provided on a timely basis, the nominating committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting. Any recommendation of a potential director nominee should also include a statement signed by the proposed nominee expressing a willingness to serve on our board if elected. As part of this responsibility, the committee will be responsible for conducting, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the board and such candidate's compliance with the independence and other qualification requirements established by the committee or imposed by applicable law or listing standards.

Executive Officers

The following table sets forth information with respect to our executive officers as of March 27, 2009:

Name	Age	Position
Yang Zhao, Ph.D	46	President, Chief Executive Officer; Director
Patricia Niu	42	Chief Financial Officer
Mark S. Laich	47	Vice President—Worldwide Sales

Further information regarding Dr. Zhao is available in the section titled "–Board of Directors."

Patricia Niu has served as our Vice President of Finance since September 2006 and as our Chief Financial Officer since June 2008. Ms. Niu has over 14 years of experience in corporate finance and four years of experience in commercial banking. Prior to joining us in 2003, Ms. Niu served as the International Business Unit Controller at Key3Media Events, Inc. from 2001 to 2002 and Senior Financial Analyst and Audit Supervisor at Fesenius Medical Care, N.A. from 1995 to 2001. From 1989 through 1995, Ms. Niu served as a commercial lender at The Savings Bank in Wakefield, Massachusetts and the Bank of China, Head Office in Beijing, China. Ms. Niu received an M.B.A. from Northeastern University in Boston in 1994 and a B.A. from Beijing Foreign Studies University in China in 1989. She is also a certified public accountant.

Mark S. Laich has served as our Vice President of Worldwide Sales since October 2008. Mr. Laich has over 20 years experience in semiconductor sales and intellectual property licensing. From October 2004 to December 2007, Mr. Laich held various senior sales management positions with Potentia Semiconductor Corporation. From March 2001 to September 2004, Mr. Laich was director of sales at Azanda Network Devices, Inc. Mr. Laich received a Bachelor of Science in Electrical Engineering from Virginia Polytechnic Institute.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and executive officers, and persons who beneficially own more than ten percent of a class of our equity securities registered under the Exchange Act to file reports of ownership of, and transactions in, our securities with the Securities and Exchange Commission. These directors, executive officers and ten-percent shareholders are also required to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by us, and on written representations from certain reporting persons, we believe that during 2008 our directors, officers and ten-percent shareholders complied with all applicable Section 16(a) filing requirements.

Code of Conduct and Code of Ethics

Our board of directors has adopted a code of conduct, which establishes the standards of ethical conduct applicable to all of our directors, officers and employees. Our code of conduct addresses issues relating to, among other things, conflicts of interest, related party transactions, use of company funds and sensitive payments, corporate opportunities, internal controls over financial reporting, and confidential information. In addition, our board of directors has adopted a code of ethics applicable to our chief executive officer and chief financial officer. Our code of ethics sets guidelines for these individuals to implement policies and procedures to enhance disclosure and reporting system at our company. Our code of conduct is publicly available on our website at *http://www.memsic.com.* Any waiver of our code of conduct or code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Item 11. *Executive Compensation*

Executive Compensation

2008 Summary Compensation Table. The following table sets forth compensation information for our chief executive officer, our chief financial officer and our other executive officers in office at December 31, 2008, as well as our former chief financial officer, and the two former employees who would have been among our two most highly compensated executive officers in 2008 but who were no longer in office at December 31, 2008. These persons are referred to as our "named executive officers" elsewhere in this annual report. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards[1]	All other compensation ($)	Total ($)
Yang Zhao, Ph.D.	2008	$250,000	$ —	$ 15,071	$ 1,500[2]	$266,571
President and Chief Executive Officer	2007	250,000	185,000	186,206	66,782[3]	687,988
Patricia Niu	2008	155,000	20,000[4]	11,303	—	186,303
Chief Financial Officer	2007	123,692	65,000	39,012	—	227,705
Shang Hsiao[5]	2008	61,821	—	—	—	61,821
Former Chief Financial Officer	2007	72,115	50,000	144,001	—	266,116
Mark S. Laich[6]	2008	25,385	—	5,466	—	30,851
Vice President—Worldwide Sales						
Patrick Chiumiento[7]	2008	190,000	—	10,647	—	200,647
Former Vice President—Marketing and Business Development	2007	162,692	30,000	59,842	—	252,535
Gary O'Brien, Ph.D.[8]	2008	180,000	—	22,607	—	202,607
Former Vice President—Engineering	2007	65,964	20,000	28,698		114,662

(1) Amounts shown do not reflect compensation actually received by the named executive officer. The amounts shown are calculated on the same basis as that we used in determining the expense recognized in our 2008 and 2007 consolidated financial statements in accordance with SFAS 123(R), except that we have disregarded any estimate of future forfeitures related to service-based vesting conditions with respect to such option awards. Except for the forfeiture of stock options to purchase 157,500 shares of our common stock held by our former Vice President – Marketing and Business Development, Patrick Chiumiento and 275,000 shares of our common stock held by our former Chief Financial Officer, Shang Hsiao, there were no actual forfeitures of stock options by any named executive officer in 2008. The other assumptions used to calculate the expense amounts shown for stock options granted in 2008 and 2007 are described in Note 10 to the consolidated financial statements in this Annual Report on Form 10-K. All options awards disclosed in this table vest as to 25% of the maximum number of shares issuable pursuant to such award on the first anniversary of the vesting start date, as set by our board of directors, and vest as to an additional 25% of the shares on each subsequent anniversary of the vesting start date, such that each option will be fully vested on the fourth anniversary of the vesting start date.

(2) Dr. Zhao was awarded $1,500 in 2008 under our patent reward policy, as a result of the issuance and assignment to us of a patent on an invention made by Dr. Zhao.

(3) Reflects the partial forgiveness of a stockholder loan and accrued interest and income tax gross-up. In March 2001, we extended a loan of $200,000 to Dr. Zhao for the purchase of 200,000 of our restricted stock. We forgave the principal amount of this loan in four annual installments of $50,000, the last of which occurred in June 2007. Accrued interest of $41,972 was also forgiven in June 2007.
(4) The board approved a $20,000 bonus to Ms. Niu for her taking on the responsibility of serving as our Chief Financial Officer following the resignation of Shang Hsiao in June 2008.
(5) Mr. Hsiao resigned as our Chief Financial Officer on June 16, 2008.
(6) Mr. Laich became our Vice President—Worldwide Sales on October 30, 2008.
(7) Mr. Chiumiento resigned as our Vice President—Marketing and Business Development on December 22, 2008.
(8) Dr. O'Brien was terminated as our Vice President—Engineering on January 16, 2009.

Outstanding Equity Awards at December 31, 2008. The following table provides information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2008.

	Option Awards				
	Number of securities underlying unexercised options				
Name	(#) Exercisable	(#) Unexercisable(1)	(#) Unearned	Option exercise price ($)	Option expiration date
Yang Zhao, Ph.D.	23,125(2)	23,125	—	$ 0.30	01/01/2015
	62,500(3)	187,500	—	11.70	10/03/2017
	— (3)	—	250,000	11.70	10/03/2017
	— (4)	100,000	—	2.53	08/08/2018
Patricia Niu	10,000(5)	—	—	0.30	09/08/2014
	12,500(6)	12,500	—	1.54	11/09/2016
	12,500(7)	37,500	—	7.64	08/22/2017
	— (8)	75,000	—	2.53	08/08/2018
Shang Hsiao	—	—	—	—	—
Mark S. Laich	— (9)	120,000	—	1.80	10/28/2018
Patrick Chiumiento	27,500(10)	—	—	1.54	02/05/2017
Gary O'Brien, Ph.D.	13,750(11)	41,250(13)		6.84	07/26/2017
	— (12)	150,000(13)	—	2.53	08/08/2018

(1) With the exception of Dr. Zhao's option expiring on October 3, 2017, all option awards disclosed in this table vest as to 25% of the maximum number of shares issuable pursuant to such award on the first anniversary of the vesting start date, as set by our board of directors, and vest as to an additional 25% of the shares on each subsequent anniversary of the vesting start date, such that each option will be fully vested on the fourth anniversary of the vesting start date.
(2) Granted pursuant to our 2000 Omnibus Stock Plan on February 10, 2005 with a vesting start date of January 1, 2005.
(3) Granted on October 3, 2007. 250,000 shares was granted pursuant to our 2000 Omnibus Stock Plan and vest in equal installments over four years. The additional 250,000 shares was granted pursuant to our 2007 Stock Incentive Plan and vest according to the following performance-based criteria: (i) 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $10.5 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions; (ii) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $13.1 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions; (iii) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $15.8 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisition; and (iv) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $18.4 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions. Irrespective of the above terms and conditions, the options shall vest fully on the eighth anniversary of the grant date.
(4) Granted on August 8, 2008 with a vesting start date of August 8, 2008.
(5) Granted on October 15, 2004 with a vesting start date of September 8, 2004.
(6) Granted on November 9, 2006 with a vesting start date of November 9, 2006.
(7) Granted on August 22, 2007 with a vesting start date of August 22, 2007.
(8) Granted on August 8, 2008 with a vesting start date of August 8, 2008.
(9) Granted on October 28, 2008 with a vesting start date of October 28, 2008.
(10) Granted on February 5, 2007 with a vesting start date of February 5, 2007.
(11) Granted on July 26, 2007 with a vesting start date of July 26, 2007.
(12) Granted on August 8, 2008 with a vesting start date of August 8, 2008.
(13) Expired after Dr. O'Brien was terminated on January 16, 2009.

Employment arrangements with named executive officers

***Change in Control* Agreements.** On March 26, 2009, we entered into Senior Executive Change in Control Agreements, or the Change in Control Agreements, with Yang Zhao and Patricia Niu. These agreements provide for the acceleration of vesting of stock options held by Dr. Zhao and Ms. Niu if, after a change in control we terminate the executive's employment without cause or the executive terminates his or her employment due to a breach by us (as each event is defined in the Change in Control Agreements). Once the acceleration provisions of the Change in Control Agreements are triggered, the vesting of each option held by the executive shall be accelerated such that a portion of such options equal to the portion that would otherwise have vested during the last year of the vesting schedule shall become exercisable immediately. This acceleration shall be applied after, and not in lieu of, any accelerated vesting that may be provided for under the terms of such option and any plan under which such option was granted and by any resolution of our board of directors or any committee thereof. However, to the extent that the total acceleration of vesting that each executive would receive exceeds a combined total of twenty-four (24) months then the provisions of these Change in Control Agreements shall not apply.

Separation Agreement with Patrick Chiumiento. On December 22, 2008, Patrick Chiumiento resigned as our Vice President of Marketing and Business Development. In connection with Mr. Chiumiento's resignation, we entered into a Separation Agreement with him pursuant to which Mr. Chiumiento provided us with a release and customary confidentiality, non-solicitation and other covenants and in exchange received severance pay in an amount equal to three months' base salary.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Stock Owned by Directors, Executive Officers and Greater-Than-5% Stockholders

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of March 27, 2009, by:

- each beneficial owner of 5% or more of the outstanding shares of our common stock;
- each of our named executive officers;
- each of our directors; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is based on 23,699,425 shares of our common stock outstanding as of March 27, 2009. Amounts under the heading "Right to Acquire" represent shares that may be acquired upon exercise of stock options that are currently exercisable or exercisable within 60 days of March 27, 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o MEMSIC, Inc., One Tech Drive, Andover, Massachusetts 01810.

Name and Address of Beneficial Owner	Beneficial Ownership Shares Outstanding	Right to Acquire	Total	% of Outstanding
5% Stockholders				
Still River Fund II, LP[1] 1601 Trapelo Road Waltham, Massachusetts 02451	2,878,107	—	2,878,107	12.1%
Entities Affiliated with IDG-Accel China Growth Fund II L.P.[2] c/o IDG VC Management Ltd. Unit 1509, The Center 99 Queen's Road Central, Hong Kong	2,798,336	—	2,798,336	11.8%
Entities Affiliated with InveStar Capital, Inc.[3] 333 W. San Carlos Street San Jose, California 95110	2,508,014	—	2,508,014	10.6%
Celtic House Venture Partners Fund IIA LP[4] 303 Terry Fox Drive, Suite 120 Ottawa, Ontario K2K3J1	2,315,455	—	2,315,455	9.8%
Entities Affiliated with Ameriprise Financial, Inc.[5] 1099 Ameriprise Financial Center Minneapolis, Minnesota 55474	1,423,212	—	1,423,212	6.0%
Named Executive Officers				
Yang Zhao, Ph.D	1,750,750[6]	108,750	1,859,500	7.8%
Patricia Niu	40,000	35,000	75,000	*
Shang Hsiao	—	—	—	*
Patrick Chiumiento	—	27,500	—	*
Gary O'Brien, Ph.D.	—	13,750	—	*
Mark S. Laich	—	—	—	*
Directors				
Michael Tung	2,508,014[3]	4,000	2,512,014	10.6%
David Yang	925,000[7]	4,000	929,000	3.9%
Paul M. Zavracky, Ph. D.	—	115,000	115,000	*
Roger W. Blethen	—	79,000	79,000	*
Lawrence A. Kaufman, Ph. D.	—	—	—	*
All current directors and executive officers as a group (8 persons)	5,223,764	345,750	5,569,514	23.5%

* Less than 1.0%

(1) Information based upon a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009.

(2) Information based upon a Schedule 13G filed with the Securities and Exchange Commission on February 6, 2009. Includes 2,365,182 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 193,433 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP., 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. Quan Zhou and Patrick J. McGovern are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. Quan Zhou and Patrick J. McGovern are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. Quan Zhou and Patrick J. McGovern are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP.

(3) Includes 1,363,500 shares held by InveStar Semiconductor Development Fund, Inc., and 1,144,514 shares held by InveStar Semiconductor Development Fund, Inc. (II) LCD, together the "InveStar Funds." InveStar Capital, Inc., a Cayman Islands limited liability company, acts as investment manager of InveStar Funds and exercises investment control over the shares held by such entities. In addition, Mr. Tung is the chief financial officer and managing partner of InveStar Capital, Inc. InveStar Capital, Inc. and Mr. Tung may be deemed to beneficially own the shares held by InveStar Funds and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. TSMC International Investment Ltd. holds 97.08% interest in the InveStar Funds.

(4) Information based upon a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2008 and a Form 4 filed on November 28, 2008.

(5) Information based upon an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009. Includes shares held by Seligman Spectrum Focus Fund. Ameriprise Financial, Inc., is the parent company of RiverSource Investments, LLC. RiverSource Investments, LLC. is an investment adviser to the Seligman Spectrum Focus Fund.

(6) Includes 300,000 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Children's Grantor Retained Annuity Trust, 750,000 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Grantor Retained Annuity Trust FBO Naifeng Yang, and 205,000 shares of common stock given to Amy Chen.

(7) Includes 462,500 shares held by Asia Pacific Genesis Venture Capital Fund, L.P., 128,000 shares held by C&D Capital Corp., 113,500 shares held by Global Vision Venture Capital Co., Ltd., 62,500 shares held by Asia Pacific Century Venture Capital LTD, 47,500 shares held by China Power Venture Capital Co., Ltd., 26,500 shares held by Nien Hsing International (Bermuda) Ltd., 21,500 shares held by Asiagroup Worldwide Limited, 17,500 shares held by STAR Pacific Worldwide Limited, 16,500 shares held by A&D Capital Corp., 16,500 shares held by J&D Capital Corp., and 12,500 shares held by CAM-CID Asia Pacific Investment Corp. The CID Group and its affiliates have entered into investment management agreements to manage the investment direction of these entities' funds. Steven Chang, managing partner of The CID Group, and Mr. Yang, a partner of The CID Group, share voting and dispositive power over shares held by these entities. Mr. Yang disclaims beneficial ownership in all shares except to the extent of his pecuniary interest therein, if any.

Equity Compensation Plan Information

We have one equity compensation plan under which shares are currently authorized for issuance, our 2007 Stock Incentive Plan, or the 2007 Plan. In addition, we have one equity compensation plan under which awards are currently outstanding but pursuant to which no future awards may be granted, our 2000 Omnibus Stock Plan. All of our equity compensation plans were approved by our stockholders prior to our initial public offering in December 2007. The following table provides information regarding securities authorized for issuance as of December 31, 2008 under our equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	2,357,055	$5.26	585,075(1)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,357,055	$5.26	585,075

(1) Excludes 1,200,000 additional shares which may become issuable under our 2007 Incentive Plan pursuant to evergreen provisions that provide that, on each of the first five anniversaries of the adoption of the 2007 Incentive Plan, the shares available for the future grant of awards under the plan shall be increased by the lesser of (i) 300,000 shares and (ii) such lesser amount, if any, determined by the board of directors. On September 5, 2008, the first anniversary of the adoption of the 2007 Incentive Plan, 300,000 additional shares became available for future grant pursuant to this evergreen provision which are included in the 585,075 shares shown above.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

Relationship with InveStar Funds and Taiwan Semiconductor Manufacturing Company, Limited, or TSMC

InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund, Inc. (II) LCD, together the "InveStar Funds," hold in aggregate approximately 10.6% of our common stock on a fully diluted basis. TSMC, our largest third-party supplier, has historically supplied substantially all of our wafers required in our manufacturing process. In 2008, we purchased an aggregate of $2.2 million in wafers from TSMC. TSMC holds in the aggregate 97% interest in the Investar Funds and is authorized to appoint the board of directors of the InveStar Funds. InveStar Capital, Inc. is the fund manager and holds the remaining interest in the InveStar Funds. One of our directors, Michael Tung, is the managing partner and chief financial officer of InveStar Capital, Inc.

Item 14. *Principal Accountant Fees and Services*

Fees for Professional Services

The following is a summary of the fees for professional services rendered to us by Ernst & Young LLP for 2008 and 2007:

Fee category	Fees 2008	Fees 2007
Audit fees	$540,000	$1,600,000
Audit-related fees	—	—
Tax fees	49,600	12,500
All other fees	—	—
Total Fees	$589,600	$1,612,500

Audit fees. Audit fees represent fees for professional services performed by Ernst & Young LLP for the audit of our annual financial statements and the review of our quarterly financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements and related expenses.

Audit-related fees. Audit-related fees represent fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements, including consultation on accounting standards or accounting for specific transactions.

Tax fees. Tax fees represent fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning and related expenses. These services include assistance with the preparation of federal, state, and foreign income tax returns.

All other fees. All other fees represent fees for products and services provided by Ernst & Young LLP, other than those disclosed above.

Pre-Approval Policies and Procedures

Our audit committee's pre-approval policies or procedures do not allow our management to engage Ernst & Young LLP to provide audit, audit-related or non-audit related services without audit committee pre-approval. All of the services provided by Ernst & Young LLP during 2007 and 2008 were pre-approved.

PART IV

Item 15. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a)(1) *Financial Statements*

The following financial statements are included in Item 8:

(a)(2) *Financial Statement Schedules*

Financial statement schedules have been omitted since the required information is not present, or not present in amounts sufficient to require filing of the schedule, or because information required is included in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The following exhibits are included in this Annual Report on Form 10-K:

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Second Amended and Restated Certificate of Incorporation of MEMSIC, Inc.		8-K	December 19, 2007	3.1
3.1	Amended and Restated By-Laws of MEMSIC, Inc.		S-1/A	November 30, 2007	3.4
4.1	Form of common stock certificate.		S-1/A	December 7, 2007	4.2
4.2	Fifth Amended and Restated Investor Rights Agreement.		S-1	September 28, 2007	4.3
10.1	Technology License Agreement, dated March 3, 1999, between the Registrant and Analog Devices, Inc.		S-1	September 28, 2007	10.1
10.2	License Agreement, dated December 1, 1998, between Analog Devices, Inc. and Simon Fraser University together with the Amendment No. 1, dated January 1, 2005 between the Registrant and Simon Fraser University.		S-1	September 28, 2007	10.2
10.3	Separation Agreement, dated December 22, 2008, between the Registrant and Patrick Chiumiento.	X			
10.4	MEMSIC, Inc. 2000 Omnibus Stock Plan.		S-1	September 28, 2007	10.9
10.5	MEMSIC, Inc. 2007 Stock Incentive Plan.		S-1	September 28, 2007	10.10
10.6	Form of Incentive Stock Option Agreement between the Registrant and its officers and employees.		S-1	November 21, 2007	10.12

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.7	Form of Non-Qualified Stock Option Agreement between the Registrant and directors, officers, employees and consultants of the Registrant		S-1	November 21, 2007	10.13
10.8	Form of Senior Executive Change in Control Agreement.		S-1	September 28, 2007	10.11
21.1	List of subsidiaries.		S-1	September 28, 2007	21
23.1	Consent of Ernst & Young LLP.	X			
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X			
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X			

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of March 31, 2009.

MEMSIC, INC.
(Registrant)

By: /s/ YANG ZHAO, Ph.D.
Yang Zhao, Ph.D.
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities stated as of March 31, 2009.

Name	Title
/s/ YANG ZHAO, Ph.D. **Yang Zhao, Ph.D.**	Chairman of the Board, Chief Executive Officer and President *(Principal Executive Officer)*
/s/ PATRICIA NIU **Patricia Niu**	Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ ROGER W. BLETHEN **Roger W. Blethen**	Director
/s/ LARRY A. KAUFMAN, Ph.D. **Larry A. Kaufman, Ph.D.**	Director
/s/ MICHAEL TUNG **Michael Tung**	Director
/s/ DAVID YANG **David Yang**	Director
/s/ PAUL M. ZAVRACKY, Ph.D. **Paul M. Zavracky, Ph.D.**	Director

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CORPORATE INFORMATION

Executive Officers

Yang Zhao, Ph.D.
President and Chief Executive Officer

Patricia Niu
Chief Financial Officer

Mark S. Laich
Vice President of Worldwide Sales

Directors

Yang Zhao, Ph.D.
Chairman of the Board of Directors

Roger W. Blethen
Lead Director
Chairman of LTX Corporation

Lawrence A. Kaufman, Ph.D
President and Chief Executive Officer
Lightwave Power Inc

Michael Tung
Managing Partner
InveStar Capital Inc.

David Yang
Partner
The CID Group

Paul M. Zavracky, Ph.D.
Dean of the School of Technical
Entrepreneurship
Northeastern University

Corporate Offices

MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, Massachusetts 01810
Phone: (978) 738-0900
www.memsic.com

Stock Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Phone: (212) 936-5100
www.amstock.com

Independent Auditors

Ernst & Young LLP
Boston, Massachusetts

Corporate Counsel

Foley Hoag LLP
Boston, Massachusetts

Stock Listing

The Company's Common Stock is traded on The Nasdaq Global Market under the symbol "MEMS."

Investor Relations

Please direct inquiries to:
MEMSIC, Inc.
Investor Relations
(978) 738-0900 or
IR@memsic.com